Filed Pursuant to Rule 424(b)(7)

Registration No. 333-180192

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value €0.07 per share	44,275,000	$32.55	$1,441,151,250	$196,573.03(2)

(1)	Includes 5,775,000 shares of common stock subject to the underwriters’ option to purchase additional shares of common stock.
(2)	This filing fee is calculated in accordance with Rule 457(r) and relates to the Registration Statement on Form S-3 (File No. 333-180192) filed by the Registrant on March 19, 2012.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-180192

Prospectus Supplement

(to Prospectus dated March 19, 2012)

38,500,000 Shares

Common Stock

This is an offering of 38,500,000 shares of common stock of Nielsen Holdings N.V. by the selling stockholders named in this prospectus supplement, including an entity affiliated with certain directors of our company. See “Selling Stockholders.” We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, including pursuant to any exercise by the underwriters of their option to purchase additional shares.

Our common stock is listed on the New York Stock Exchange under the symbol “NLSN.” On February 15, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $32.40 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-16 of this prospectus supplement, beginning on page 2 of the accompanying prospectus, and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (which document is incorporated by reference herein) to read about factors you should consider before making a decision to invest in our common stock.

	Per Share	Total
Initial price to public	$32.55	$1,253,175,000
Underwriting discount	$0.9765	$37,595,250
Proceeds, before expenses, to the selling stockholders	$31.5735	$1,215,579,750

To the extent that the underwriters sell more than 38,500,000 shares of common stock, the underwriters have the option for a period of 30 days to purchase up to an additional 5,775,000 shares from the selling stockholders at the initial price to public less the underwriting discount. See “Selling Stockholders.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on February 21, 2013.

J.P. Morgan	Citigroup	Goldman, Sachs & Co.

Credit Suisse	Deutsche Bank Securities

Morgan Stanley	Wells Fargo Securities

HSBC	RBC Capital Markets

William Blair	Blaylock Robert Van, LLC	Loop Capital Markets

Mizuho Securities	The Williams Capital Group, L.P.

February 15, 2013.

Prospectus Supplement

Prospectus

You should rely only on information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. We have not authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference herein or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell nor seeking offers to buy these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operation and prospects may have changed since that date.

Nielsen® and our logo are registered trademarks of ours. This prospectus supplement includes other registered and unregistered trademarks of ours. Other products, services and company names mentioned in this prospectus supplement are the service marks/trademarks of their respective owners.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus dated March 19, 2012. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing the SEC’s “shelf” registration process. The prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of shares of common stock, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. Generally, when we refer to this document, we are referring to both parts of this document combined. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. The accompanying prospectus gives more general information, some of which may not apply to the shares of common stock offered by this prospectus supplement and the accompanying prospectus. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information contained in this prospectus supplement differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the more recent document.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference herein that are described under the heading “Incorporation by Reference.”

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. We are not making an offer of the common stock in any jurisdiction where the offer is not permitted. Persons who come into possession of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock. We are not making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, references to “Nielsen”, the “Company”, “we”, “us” and “our” refer to Nielsen Holdings N.V., a Dutch public company with limited liability (naamloze vennootschap), and its consolidated subsidiaries. References to the “IPO” refer to our initial public offering on January 26, 2011 of 82,142,858 shares of our common stock, including shares issued to the underwriters of the IPO pursuant to their election to exercise in full their option to purchase additional shares. References to the “selling stockholders” refer to the selling stockholders listed in the table under the caption “Selling Stockholders” in this prospectus supplement. References to our “2011 Annual Report” refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference in this prospectus supplement.

Unless indicated otherwise, the information included in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of common stock from the selling stockholders.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the factors described or referred to under the heading “Risk Factors” herein and in our 2011 Annual Report, as well as the financial statements and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our Company

Background and Business Overview

We are a leading global information and measurement company that provides clients with a comprehensive understanding of consumers and consumer behavior. We deliver critical media and marketing information, analytics and industry expertise about what consumers buy and what consumers watch (consumer interaction with television, online and mobile) on a global and local basis. Our information, insights and solutions help our clients maintain and strengthen their market positions and identify opportunities for profitable growth. We have a presence in approximately 100 countries, including many developing and emerging markets, and hold leading market positions in many of our services and geographies. Based on the strength of the Nielsen brand, our scale and the breadth and depth of our solutions, we believe we are the global leader in measuring and analyzing consumer behavior in the segments in which we operate.

We help our clients enhance their interactions with consumers and make critical business decisions that we believe positively affect our clients’ sales. Our data and analytics solutions, which have been developed through substantial investment over many decades, are deeply embedded into our clients’ workflow as demonstrated by our long-term client relationships, multi-year contracts and high contract renewal rates. The average length of relationship with our top ten clients, which include The Coca-Cola Company, NBC Universal, Nestle S.A., News Corp., The Procter & Gamble Company and the Unilever Group, is more than 30 years. Typically, before the start of each year, nearly 70% of our annual revenue has been committed under contracts in our combined Buy and Watch segments.

We align our business into three reporting segments, the principal two of which are what consumers buy (consumer purchasing measurement and analytics herein referred to as “Buy”) and what consumers watch (media audience measurement and analytics herein referred to as “Watch”). Our Buy and Watch segments, which together generated approximately 97% of our revenues in 2011, are built on an extensive foundation of proprietary data assets designed to yield essential insights for our clients to successfully measure, analyze and grow their businesses. The information from our Buy and Watch segments, when brought together, can deliver powerful insights into the effectiveness of advertising by linking media consumption trends with consumer purchasing data to better understand how media exposure drives purchase behavior. We believe these integrated insights will better enable our clients to enhance the return on investment of their advertising and marketing spending.

Our Buy segment provides retail transactional measurement data, consumer behavior information and analytics primarily to businesses in the consumer packaged goods industry. According to Euromonitor International, global consumer spending in the product categories we measure was over $7.0 trillion in 2009. Our extensive database of retail and consumer information, combined with our advanced analytical capabilities, helps generate strategic insights that influence our clients’ key business decisions. We track billions of sales transactions per month in retail outlets in approximately 100 countries around the world and our data is used by our clients to measure their sales and market share. We are the only company offering such extensive global coverage for the collection, provision and analysis of this information for consumer packaged goods. Our Buy services also enable our clients to better manage their brands, uncover new sources of demand, launch and grow new services, analyze their sales, improve their marketing mix and establish more effective consumer relationships. Within our Buy segment, we have two primary geographic groups, developed and developing markets. Developed markets primarily include the United States, Canada, Western Europe, Japan and Australia while developing markets include Africa, Latin America, Eastern Europe, Russia, China, India and Southeast Asia. Our Buy segment represented approximately 62% of our total revenues in 2011.

Our Watch segment provides viewership data and analytics primarily to the media and advertising industries across television, online and mobile screens. According to ZenithOptimedia, a leading global media services agency, total global spending on advertising across television, online and mobile platforms was at least $267 billion in 2011. Our Watch data is used by our media clients to understand their audiences, establish the value of their advertising inventory and maximize the value of their content, and by our advertising clients to plan and optimize their spending. Within our Watch segment, our ratings are the primary metrics used to determine the value of programming and advertising in the U.S. total television advertising marketplace, which was approximately $76 billion in 2011 according to a report by Veronis Suhler Stevenson. In addition to the United States, we measure television viewing in 32 other countries. We also measure markets that account for approximately 75% of global internet users and offer mobile measurement services in 16 countries, including the United States, where we are the market leader. Our Watch segment represented approximately 35% of our total revenues in 2011.

Our Expositions segment operates one of the largest portfolios of business-to-business trade shows and conference events in the United States. Each year, we produce more than 40 trade shows and conference events, which in 2011 connected over 300,000 buyers and sellers across multiple industries. Our Expositions segment represented approximately 3% of our total revenues in 2011.

Our Company was founded in 1923 by Arthur C. Nielsen, Sr., who invented an approach to measuring competitive sales results that made the concept of “market share” a practical management tool. For nearly 90 years, we have advanced the practice of market research and media audience measurement to provide our clients a better understanding of their consumer. Our Company, incorporated in the Netherlands, was purchased on May 24, 2006 by a consortium of private equity firms (AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. and Thomas H. Lee Partners, the “Original Sponsors,” and together with subsequent investor Centerview Partners, the “Sponsors”). Subsequently, David Calhoun was appointed Chief Executive Officer. Mr. Calhoun has repositioned the Company and focused on building an open, simple and integrated operating model to drive innovation and deliver greater value to our clients. In January 2011, our Company consummated an initial public offering of our common stock and our shares trade on the New York Stock Exchange under the symbol “NLSN”.

Services and Solutions

What Consumers Buy

Our Buy segment provides retail transactional measurement data, consumer behavior information and analytics primarily to businesses in the consumer packaged goods industry. This segment is organized into two areas: Information, which provides retail scanner and consumer panel-based measurement, and Insights, which provides a broad range of analytics. For the year ended December 31, 2011, revenues from our Buy segment represented approximately 62% of our consolidated revenue. This segment has historically generated stable revenue streams that are characterized by multi-year contracts and high contract renewal rates. At the beginning of each year, approximately 60% of the segment’s revenue base for the upcoming year is typically committed under existing agreements. Our top five Buy segment clients represented approximately 23% of our Buy segment revenue for the year ended December 31, 2011 and the average length of relationship with these same clients is over 30 years. No single client accounted for 10% or more of our Buy segment revenue in 2011.

Information: Retail Measurement Services

We are a global leader in retail measurement services. Our purchasing data provides market share, competitive sales volumes, and insights into such activities as distribution, pricing, merchandising and promotion. By combining this detailed information with our in-house expertise and professional consultative services, we produce valuable insights that help our clients improve their marketing and sales decisions and grow their market share.

Depending on the sophistication of each country’s retailer systems, we collect retail sales information from stores using electronic point-of-sale technology and/or teams of local field auditors. Stores within our worldwide retail network include grocery, drug, convenience and discount retailers, who, through various cooperation arrangements, share their sales data with us. The electronic retail sales information collected by stores through checkout scanners is transmitted directly to us. In certain developing markets where electronic retail sales information is unavailable, we utilize field auditors to collect information through in-store inventory and price checks. For all information we collect, our quality control systems validate and confirm the source data. The data is then processed into databases that clients access using our proprietary software that allows them to query the information, conduct customized analysis and generate reports and alerts.

Information: Consumer Panel Measurement

We conduct consumer panels around the world that help our clients understand consumer purchasing dynamics at the household level. Among other things, this information offers insight into shopper behavior such as trial and repeat purchase for new products and likely substitutes, as well as customer segmentation. In addition, our panel data augments our retail measurement information in circumstances where we do not collect data from certain retailers.

Our consumer panels collect data from approximately 250,000 household panelists across 26 countries who use in-home scanners to record purchases from each shopping trip. In the United States, for example, approximately 100,000 selected households, constituting a demographically balanced sample, participate in the panels. Data received from household panels undergo a quality control process including UPC verification and validation, before being processed into databases and reports. Clients may access these databases to perform analyses.

Insights: Analytical Services

Utilizing our foundation of consumer purchasing information, we provide a wide and growing selection of consumer intelligence and analytical services that help clients make smarter business decisions throughout their product development and marketing cycles. We draw actionable insights from our retail and consumer panel measurement data sets, our online behavioral information, as well as a variety of other proprietary data sets.

We use consumer trends and comprehensive data analysis to advise our clients across their innovation process and apply a demand-driven approach to identify unmet consumer needs so they can develop breakthrough products. We use intelligence from comprehensive retail and consumer data analysis to inform client decisions on marketing spend for price, promotion and assortment. We help clients influence purchase decisions that shoppers make whether pre-store, in-store or online, and provide insights on how to market effectively along a shopper’s path to purchase. We also help clients drive profitable growth using demand-driven strategies that close the gap between consumer demand and sales, aligning what people want to what people buy.

What Consumers Watch

Our Watch segment provides viewership data and analytics primarily to the media and advertising industries for television, online and mobile devices. For the year ended December 31, 2011, revenues from our Watch segment represented approximately 35% of our consolidated revenue. This segment has historically generated stable revenue streams that are characterized by multi-year contracts and high contract renewal rates. At the beginning of each year, approximately 90% of the segment’s revenue base for the upcoming year is typically committed under existing agreements. Our top five clients represented 27% of segment revenue for the year ended December 31, 2011 and the average length of relationship with these same clients is more than 30 years. No customer accounted for 10% or more of our Watch segment revenue in 2011.

Television Audience Measurement Services

We are the global leader in television audience measurement. In the United States, which is by far the world’s largest market for television programming, broadcasters and cable networks use our television audience ratings as the primary currency to establish the value of their airtime and more effectively schedule and promote their programming. Advertisers use this information to plan television advertising campaigns, evaluate the effectiveness of their commercial messages and negotiate advertising rates.

We provide two principal television ratings services in the United States: measurement of national television audiences and measurement of local television audiences in all 210 designated local television markets. We use various methods to collect the data from households including electronic meters, which provide minute-by-minute viewing information for next day consumption by our clients, and written diaries. These methods enable us to collect not only television device viewing data but also the demographics of the audience (i.e., who in the household is watching), from which we calculate statistically reliable and accurate estimates of total television viewership. We have made significant investments over decades to build an infrastructure that can accurately and efficiently track television audience viewing, a process that has become increasingly complex as the industry has converted to digital transmission and integrated new technologies allowing for developments such as time-shifted viewing.

Our measurement techniques are constantly evolving to account for new television viewing behavior, increased fragmentation and new media technologies. For example, to help advertisers and programmers understand time-shifted viewing behavior, we created the “C3” ratings, which is a measure of how many people watch programming and commercials during live and time-shifted viewing up to three days after the program aired. The C3 rating has become the primary metric for buying and selling advertising on national broadcast television. We are expanding our television audience measurement to incorporate viewing of video-on-demand and from connected devices such as gaming consoles. We are developing and testing ways to measure how consumers watch video on tablets and other devices, to help advertising and programmers incorporate this viewing behavior into their programming and advertising plans. In the U.S., we utilize a single-source TV and PC panel to provide information to clients about simultaneous usage of more than one screen (e.g. if a consumer uses Facebook while watching a TV program), unduplicated reach (i.e. total audience net of duplication across platforms), cause and effect analysis (e.g. if a TV advertisement spurs a consumer to view a specific website online) and program viewing behavior (e.g. what platforms consumers use to view certain programming). We are working with Twitter to establish a measurement of consumer interaction with television programming and social media to address the growing interest in social TV among advertisers and media players.

We measure television viewing in 32 countries outside the United States, including Australia, Indonesia, Italy, Mexico and South Korea. The international television audience measurement industry operates on a different model than in the United States. In many international markets, a joint industry committee of broadcasters in each individual country selects a single official audience measurement provider, which is designated the “currency” through an organized bidding process that is typically revisited every several years. We have strong relationships in these countries and see a significant opportunity to expand our presence into additional countries around the world.

Online Audience Measurement Services

We are a global provider of digital media and market research, audience analytics and social media measurement. We employ a variety of measurement offerings to provide online publishers, internet and media companies, marketers and retailers with metrics to better understand the behavior of online audiences. Our online site measurement service has a presence in more than forty countries including the United States, France, South Korea and Brazil – markets that account for approximately almost 75% of global internet users. Through a combination of patented panel and census data collection methods, we monitor and measure the internet surfing, online buying and video viewing (including television content) of online audiences. We provide critical advertising metrics such as audience demographics, page and ad views, and time spent. Through our social media monitoring capabilities, 50 million new social media messages are collected every day from more than 30 countries in 15 languages, representing a 30% year over year growth in data collection. As newer forms of digital media such as video advertising, social media and applications become a greater proportion of consumer behavior, we are transitioning our portfolio of online services, including discontinuation of certain legacy services in certain markets and the launch of other services, to address the evolving requirements of measuring digital audiences and better serve our clients.

Mobile Measurement Services

We provide independent measurement and consumer research for telecom and media companies in the mobile telecommunications industry. Clients, principally mobile carriers and device manufacturers, rely upon our data to make consumer marketing, competitive strategy and resource allocation decisions. In the United States, our metrics are a leading indicator for market share, customer satisfaction, device share, service quality, revenue share, content audience and other key performance indicators. We also benchmark the end-to-end consumer experience to pinpoint problem areas in the service delivery chain, track key performance metrics for mobile devices and identify key market opportunities (e.g., demand tracking for device features and services). To address the rapid growth of mobile internet consumption, we are expanding our capabilities to capture internet, video and other media on mobile devices. As mobile adoption continues globally, there is an opportunity for us to measure media and data content on mobile devices worldwide and to incorporate mobile measurement into a more comprehensive view of consumer media behavior. We offer mobile measurement services in 16 countries worldwide, including the United States, where we are a leader in the nascent market for mobile audience measurement, and are focused on expanding our presence in other markets.

Advertiser Solutions

We provide a range of solutions to major advertisers, whether they are consumer packaged goods manufacturers, retailers, media companies, or other verticals such as automotive, telecom or financial services, to help validate and optimize their advertising spend. We quantify the effectiveness of advertising by reporting behavioral observations, attitudinal changes and actual offline purchase activity. We offer services specific to television, digital and social marketing to determine “resonance” or impact of specific campaigns, by measuring objectives such as breakthrough, brand recall, purchase intent and effect on product and brand loyalty. These services can also help clients determine which elements of their advertising campaigns are more or less effective, including frequency of repetition, length of commercial and context. As part of these efforts, we collect and analyze more than 20 million surveys annually to provide important insights on television and online advertising and content effectiveness.

We also combine intelligence on what consumers watch and buy to inform client decisions on their advertising spend. We integrate data from our Buy segment and other third party sources including our Nielsen Catalina Solutions joint venture, with Watch data on audience exposure to help assess the effect of an advertising campaign on purchase activity. We believe these and other offerings of consumer behavior data and marketing insights can provide value to advertisers as well as media content owners and distributors, and help these clients answer some of their most important marketing questions.

Expositions

In our Expositions segment, we operate one of the largest portfolios of business-to-business trade shows and conference events in the United States. Each year, we produce more than 40 trade shows and conference events, which in 2011 connected approximately 300,000 buyers and sellers across multiple industries. Our leading events include the Hospitality Design Conference and Expo, the Kitchen/Bath Industry Show, the ASD Merchandise Shows, the JA International Jewelry Summer and Winter Shows and the Interbike International Bike Show and Expo. For the year ended December 31, 2011, revenues from our Expositions segment represented approximately 3% of our consolidated revenue.

Industry Trends

We believe companies, including our clients, require an increasing amount of data and analytics to set strategy and direct operations. This has resulted in a large market for business information and insight which we believe will continue to grow. Our clients are media, advertising and consumer packaged goods companies in the large and growing markets. We believe that significant economic, technological, demographic and competitive trends facing consumers and our clients will provide a competitive advantage to our business and enable us to capture a greater share of our significant market opportunity. We may not be able to realize these opportunities if these trends do not continue or if we are otherwise unable to execute our strategies.

Developing markets present significant expansion opportunities. Brand marketers are focused on attracting new consumers in developing countries as a result of the fast-paced population growth of the middle class in these regions. In addition, the retail trade in these markets is quickly evolving from small, local formats toward larger, more modern formats with electronic points of sale, a similar evolution to what occurred in developed markets over the last several decades. We provide established measurement methodologies to help give consumer packaged goods companies, retailers and media companies an accurate understanding of local consumers to allow them to harness growing consumer buying power in fast growing markets like Brazil, Russia, India and China.

Demographic shifts and changes in spending behavior are altering the consumer landscape. Consumer demographics and related trends are constantly evolving globally, leading to changes in consumer preferences and the relative size and buying power of major consumer groups. Shifts in population size, age, racial composition, family size and relative wealth are causing marketers continuously to re-evaluate and reprioritize their consumer marketing strategies. We track and interpret consumer demographics that help enable our clients to engage more effectively with their existing consumers as well as forge new relationships with emerging segments of the population.

The media landscape is dynamic and changing. Consumers are rapidly changing their media consumption patterns. The growing availability of the Internet, and the proliferation of new formats and channels such as mobile devices, social networks and other forms of user-generated media have led to an increasingly fragmented consumer base that is more difficult to measure and analyze. In addition, simultaneous usage of more than one screen is becoming a regular aspect of daily consumer media consumption. We have effectively measured and tracked media consumption through numerous cycles in the industry’s evolution – from broadcast to cable, from analog to digital, from offline to online and from live to time-shifted. We believe our distinct ability to provide audience measurement and metrics across television, online and mobile platforms helps clients better understand, adapt to and profit from the continued transformation of the global media landscape.

Consumers are more connected, informed and in control. Today, more than three-quarters of the world’s homes have access to television, there are more than 2.4 billion internet users around the globe, and approximately three-fourths of the world’s population has access to a mobile phone. Advances in technology have given consumers a greater level of control of when, where and how they consume information and interact with media and brands. They can compare products and prices instantaneously and have new avenues to learn about, engage with and purchase products and services. These shifts in behavior create significant complexities for our clients. Our broad portfolio of information and insights enables our clients to engage consumers with more impact and efficiency, influence consumer purchasing decisions and actively participate in and shape conversations about their brands.

Increasing amounts of consumer information are leading to new marketing approaches. The advent of the internet and other digital platforms has created rapid growth in consumer data that is expected to intensify as more entertainment and commerce are delivered across these platforms. As a result, companies are looking for real-time access to more granular levels of data to understand growth opportunities more quickly and more precisely. This presents a significant opportunity for us to work with companies to effectively manage, integrate and analyze large amounts of information and extract meaningful insights that allow marketers to generate profitable growth.

Consumers are looking for greater value. Economic and social trends have spurred consumers to seek greater value in what they buy as exemplified by the rising demand for “private label” (store branded) products. For instance, in the United States, the absolute dollar share for private label consumer packaged goods increased more than $10 billion during 2009 and 2010. This increased focus on value is causing manufacturers, retailers and media companies to re-evaluate brand positioning, pricing and loyalty. We believe companies will increasingly look to our broad range of consumer purchasing insights and analytics to more precisely and effectively measure consumer behavior and target their products and marketing offers at the right place and at the right price.

Our Competitive Advantages

Our key competitive advantages include:

Global Scale and Brand. We provide a breadth of information and insights about the consumer in approximately 100 countries. In our Buy segment, we track billions of sales transactions per month in retail outlets in approximately 100 countries around the world. We also have approximately 250,000 household panelists across 26 countries. In our Watch segment, our ratings are the primary metrics used to determine the value of programming and advertising in the U.S. total television advertising marketplace, which was approximately $76 billion in 2011 according to Veronis Suhler Stevenson. We believe our footprint, neutrality, credibility and leading market positions will continue to contribute to our long-term growth and strong operating margins as the number and role of multinational companies expands. Our scale is supported by our global brand, which is defined by the original Nielsen code created by our founder, Arthur C. Nielsen, Sr.: impartiality, thoroughness, accuracy, integrity, economy, price, delivery and service.

Strong, Diversified Client Relationships. Many of the world’s largest brands rely on us as their information and analytics provider to create value for their business. We maintain long-standing relationships and multi-year contracts with high renewal rates due to the value of the services and solutions we provide. In our Buy segment, our clients include the largest consumer packaged goods and merchandising companies in the world such as The Coca-Cola Company, Kraft Foods and The Procter & Gamble Company, as well as leading retail chains such as Carrefour, Kroger, Safeway, Tesco, Walgreens, Wal-Mart Stores, and leading automotive companies such as Chrysler, Ford and Toyota. In our Watch segment, our client base includes leading broadcast, cable and internet companies such as CBS, Disney/ABC, Facebook, Google, Microsoft, NBC Universal/Comcast, News Corp., Publicis, Time Warner, Twitter, Univision and Yahoo!; leading advertising agencies such as IPG, Omnicom and WPP; and leading telecom companies such as AT&T, Verizon, Vodafone and Nokia. The average length of relationship with our top 10 clients across both our Buy and Watch segments is more than 30 years. In addition, due to our growing presence in developing markets, we have cultivated strong relationships with local market leaders that can benefit from our services as they expand globally. Our strong client relationships provide both a foundation for recurring revenues as well as a platform for growth.

Enhanced Data Assets and Measurement Science. Our extensive portfolio of transactional and consumer behavioral data across our Buy and Watch segments enables us to provide critical information to our clients. For decades, we have employed advanced measurement methodologies that yield statistically accurate information about consumer behavior while having due regard for their privacy. Our particular expertise in panel measurement includes a proven methodology to create statistically accurate research insights that are fully representative of designated audiences. This expertise is a distinct advantage as we extrapolate more precise insights from emerging large-scale census databases to provide greater granularity and segmentation for our clients. We continue to enhance our core competency in measurement science by improving research approaches and investing in new methodologies. We have also invested significantly in our data architecture to enable the integration of distinct large-scale census data sets including those owned by third parties. We believe that our expertise, established standards and increasingly granular and comprehensive data assets provide us with a distinct advantage as we deliver more precise insights to our clients.

Innovation. We have focused on innovation to deepen our capabilities, expand in new and emerging forms of measurement, enhance our analytical offerings and capitalize on industry trends. For example, we are investing in advanced delivery technologies to extend the value of the full suite of our data assets for our clients. We have further enhanced our information and analytics delivery platform, Nielsen Answers on Demand, to enable the management of consumer loyalty programs for retailers. The 2012 expansion of our Campaign Ratings service provides “reach” metrics for TV and digital campaign ratings, and can offers advertisers and media companies a unique measurement of unduplicated audiences for their advertising and programming across television and online viewing.

Scalable Operating Model. Our global presence and operating model allow us to scale our services and solutions rapidly and efficiently. We have a long track record of establishing leading services that can be quickly expanded across clients, markets and geographies. Our global operations and technology organization enables us to achieve faster, higher quality outcomes for clients in a cost-efficient manner. Our flexible architecture allows us to incorporate leading third-party technologies as well as data from external sources, and enables our clients to use our technology and solutions on their own technology platforms. In addition, we work with leading technology partners such as IBM, Tata Consultancy Services and TIBCO, which allows for greater quality in client offerings and efficiency in our global operations.

Our Growth Strategy

We believe we are well-positioned for growth worldwide and have a multi-faceted strategy that builds upon our brand, strong client relationships and integral role in measuring and analyzing the global consumer. Our growth strategy is also subject to certain risks. For example, we may be unable to adapt to significant technological changes such as changes in the technology used to collect and process data or in methods of television viewing. In addition, consolidation in our customers’ industries may reduce the aggregate demand for our services.

Continue to grow in developing markets

Developing markets (measured in our Buy segment) comprised approximately 20% of our 2011 revenues and represent a significant long-term opportunity for us given the growth of the middle class and the rapid evolution and modernization of the retail trade in these regions. Currently, the middle class is expanding significantly each year on a global basis, with Brazil, Russia, India and China currently contributing nearly half of all global consumption growth. Key elements of our strategy include:

•	Continuing to grow our existing services in local markets while simultaneously introducing into developing markets new services drawn from our global portfolio;

•	Partnering with existing clients as they expand their businesses into developing and emerging markets and providing the high-quality measurement and insights to which they are accustomed; and

•	Building relationships with local companies that are expanding beyond their home markets by capitalizing on the global credibility and integrity of the Nielsen brand.

Continue to develop innovative services

We intend to continue developing our service portfolio to provide our clients with comprehensive and advanced solutions. Key elements of our strategy include:

•	Further developing our analytics offerings across all facets of our client base to provide a more comprehensive offering and help our clients think through their most important challenges;

•

Continuing to grow our leadership in measurement and insight services related to TV, online and mobile and expanding our services in growth areas including social media to help our media clients more effectively reach their desired audiences and better understand the value of their content; and

•

Continuing to expand our Advertiser Solutions offering, which integrates our proprietary data and analytics from both the Buy and Watch segments, by developing powerful tools to help clients better understand the effectiveness of advertising and the impact of advertising spend on consumer purchasing behavior.

Continue to attract new clients and expand existing relationships

We believe that substantial opportunities exist to both attract new clients and to increase our revenue from existing clients. Building on our deep knowledge and the embedded position of our Buy and Watch segments, we expect to sell new and innovative solutions to our new and existing clients, increasing our importance to their decision making processes.

Continue to pursue strategic acquisitions to complement our leadership positions

We have increased our capabilities and expanded our geographic footprint through investments and acquisitions in the areas of retail measurement, international audience measurement and advertising effectiveness for digital and social media campaigns. Going forward, we will consider select acquisitions of complementary businesses that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader.

We are a Dutch public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands on May 17, 2006. Our registered office is located at Diemerhof 2, 1112 XL Diemen, the Netherlands and it is registered at the Commercial Register for Amsterdam under file number 34248449. The phone number of Nielsen in the Netherlands is +31 20 398 8777. Our headquarters are located in New York, New York and the phone number is +1 (646) 654-5000. We maintain a website at www.nielsen.com where general information about our business is available. The information contained on, or accessible from, our website is not a part of this document. Our common stock is listed on the NYSE under the symbol “NLSN.”

We were formerly Nielsen Holdings B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkeid), incorporated under the laws of the Netherlands on May 17, 2006. Nielsen Company B.V. and its subsidiaries were purchased on May 24, 2006 by a consortium of private equity firms (AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. and Thomas H. Lee Partners), who we collectively refer to in this prospectus supplement as the “Original Sponsors.” Subsequently, Centerview Capital invested in the Company. Centerview Capital and the Original Sponsors are collectively referred to in this prospectus supplement as the “Sponsors.” Investment funds associated with or designated by the Sponsors own shares of Nielsen Holdings B.V. indirectly through their holdings in Valcon Acquisition Holding (Luxembourg) S.à r.l., a private limited company incorporated under the laws of Luxembourg (“Luxco”). On January 21, 2011, Nielsen Holdings B.V. was converted into a Dutch public company with limited liability (naamloze vennootschap), and our name was changed to Nielsen Holdings N.V. On January 31, 2011, we completed the initial public offering of shares of our common stock.

Recent developments

Year Ended December 31, 2012 Preliminary Financial Data

Although consolidated financial statements are not yet available for the year ended December 31, 2012, the information below summarizes certain of our preliminary financial data as of and for the year ended December 31, 2012.

Revenues for full year 2012 increased 1% to $5,612 million, or 4% on a constant currency basis compared to 2011. Revenues within our Buy segment were flat (4% increase on a constant currency basis), revenues within our Watch segment increased 3% (4% on a constant currency basis) and revenues within our Expositions segment increased 2% (2% on a constant currency basis).

Adjusted EBITDA for full year 2012 increased 4% to $1,602 million, or 6% on a constant currency basis compared to 2011. See note 8 to the table set forth under the caption “—Summary Historical Financial and Other Data” for a reconciliation of Adjusted EBITDA to Net Income.

Net income for full year 2012 was $273 million compared to $86 million in 2011. The 2012 results included charges of $70 million, net of tax, related to the redemption of our 11.50% Senior Notes due 2016 and the prepayment of the 8.50% Senior Secured Term Loan due 2017. The 2011 results included charges of $206 million, net of tax, associated with the IPO. Net income per share, on a diluted basis, was $0.75 compared to $0.24 in 2011.

As of December 31, 2012, cash balances were $288 million and gross debt was $6,296 million, excluding the $288 million mandatory convertible subordinated bonds due in February 2013. Net debt (gross debt less cash and cash equivalents) was $6,008 million and our net debt leverage ratio was 3.75x at the end of 2012. Capital expenditures were $358 million for full year 2012 as compared to $367 million in 2011. Cash paid for interest, net of amounts capitalized, was $384 million for full year 2012 as compared to $446 million in 2011.

This financial and operating data is unaudited and is subject to revision based on the completion of the accounting and financial reporting processes necessary to finalize our financial statements as of and for the year ended December 31, 2012. We cannot assure you that, upon completion of the audit of our financial statements as of and for the year ended December 31, 2012, we will not report results materially different than those set forth above. This information should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included in the documents that are incorporated by reference in this prospectus supplement.

Mandatory Convertible Subordinated Bonds

On February 1, 2013, the mandatory convertible subordinated bonds were converted into 10,416,700 shares of Nielsen’s common stock at a conversion rate of 1.8116 shares per $50.00 principal amount of the bonds.

Dividend Policy

On January 31, 2013, our board of directors determined that we would endeavor to pay cash dividends on our common stock quarterly commencing in the first calendar quarter of 2013, subject to certain considerations. See “Dividend Policy.”

Arbitron Inc.

On December 18, 2012, we signed a definitive agreement to acquire Arbitron Inc. (NYSE: ARB), an international media and marketing research firm, for $48 per share in cash. The transaction has been approved by the board of directors of both companies and is subject to customary closing conditions, including regulatory review. In connection with the transaction, we obtained a debt commitment letter in a maximum aggregate amount of approximately $1.3 billion.

Senior Secured Credit Facilities Amendment

On February 12, 2013, we announced that we are seeking to amend our senior secured credit facilities in order to reduce the rate of interest payable thereunder. There can be no assurances that such amendment to our senior secured credit facilities may be completed on commercially reasonable terms or at all.

Venezuela

In February 2013, Venezuela devalued its currency by 32%. As we have operations in both our Buy and Watch segments in Venezuela, this devaluation will result in a charge of approximately $12 million in the first quarter of 2013 in the foreign exchange transaction (losses)/gains, net line in the consolidated statement of operations.

The Offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the common stock, please refer to the section of the accompanying prospectus entitled “Description of Capital Stock.”

Common stock offered by the selling stockholders	38,500,000 shares.

Shares of common stock outstanding as of February 1, 2013	373,294,219 shares.

Use of proceeds	We will not receive any proceeds from this sale of shares by the selling stockholders.

Underwriters’ option	The selling stockholders have granted the underwriters a 30-day option to purchase up to 5,775,000 additional shares at the initial price to public less the underwriting discount. See “Selling Stockholders.”

Dividend policy	On January 31, 2013, our board of directors determined that we would endeavor to pay cash dividends on our common stock quarterly commencing in the first calendar quarter of 2013, subject to certain considerations. We declared a cash dividend of $0.16 per share on the outstanding shares of our common stock that will be paid on March 20, 2013 to holders of record of our common stock on March 6, 2013. Purchasers of our common stock in this offering who remain as holders of record with respect to the purchased shares on March 6, 2013 will receive this dividend. See “Dividend Policy.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page S-16 in this prospectus supplement, beginning on page 2 in the accompanying prospectus and in the documents incorporated by reference herein, including our 2011 Annual Report, before investing in our common stock.

New York Stock Exchange symbol	“NLSN”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus supplement:

•	assumes no exercise of the underwriters’ option to purchase additional shares of our common stock;

•

does not reflect (1) 20,145,083 shares of our common stock issuable upon the exercise of outstanding stock options held by our directors, officers and employees at a weighted average exercise price of $22.72 per share as of September 30, 2012, 8,841,328 of which were then exercisable; (2) 7,248,131 shares of our common stock reserved for future grants of equity-based awards under our stock incentive plans; and (3) with respect to share information relating to dates prior to February 1, 2013, the 10,416,700 shares issued upon the conversion of our 6.25% Mandatory Convertible Subordinated Bonds due February 1, 2013 (the “Mandatory Convertible Subordinated Bonds”).

Summary Historical Financial and Other Data

The following table sets forth our summary consolidated financial information as of the dates and for the periods indicated. The selected consolidated financial data as of and for the nine months ended September 30, 2012 and 2011 was derived from our unaudited condensed consolidated financial statements incorporated by reference herein. The summary consolidated statement of operations and statement of cash flows data for the years ended December 31, 2011, 2010 and 2009 and summary consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements and related notes included in the 2011 Annual Report and incorporated by reference in this prospectus supplement.

Our historical results of operations for any period are not necessarily indicative of future operating results. The audited consolidated financial statements from which the historical financial information for the periods set forth below have been derived were prepared in accordance with GAAP. The unaudited information as of and for the nine months ended September 30, 2012 and 2011 has been prepared on the same basis as the audited consolidated financial statements and, in management’s opinion, includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The financial data presented for the nine months ended September 30, 2012 is not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or any future period. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included in the 2011 Annual Report that is incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Nine Months Ended September 30,
(In millions, except per share amounts)	2011(1)	2010(2)	2009(3)	2012	2011(4)
Statement of Operations Data:
Revenues	$5,532	$5,126	$4,808	$4,148	$4,111

Cost of revenues, exclusive of depreciation and amortization shown separately below	2,237	2,129	2,023	1,694	1,673
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	1,888	1,648	1,523	1,338	1,453
Depreciation and amortization(5)	529	558	557	388	396
Impairment of goodwill and intangible assets	—	—	527	—	—
Restructuring charges(6)	84	61	62	56	55

Operating income	794	730	116	672	534

Interest expense, net	(471)	(655)	(640)	(316)	(363)
Other non-operating (expense)/income, net	(219)	28	(79)	(9)	(229)

Income/(loss) from continuing operations before income taxes and equity in net income/(loss) of affiliates	104	103	(603)	347	(58)
(Provision)/benefit for income taxes	(22)	46	197	(114)	51
Equity in net income/(loss) of affiliates	3	5	(22)	1	(1)

Income/(loss) from continuing operations	85	154	(428)	234	(8)
Income/(loss) from discontinued operations, net of tax	1	(22)	(61)	—	(1)

Net income/(loss)	86	132	(489)	234	(9)
Net income attributable to noncontrolling interests	2	2	2	—	2

Net income/(loss) attributable to Nielsen stockholders	$84	$130	$(491)	$234	$(11)

Income/(loss) from continuing operations per common share (diluted)	$0.24	$0.54	$(1.57)	$0.64	$(0.03)
Net income/(loss) attributable to Nielsen stockholders per common share (diluted)	$0.24	$0.46	$(1.79)	$0.64	$(0.03)
Statement of Cash Flows Data:
Net cash provided by/(used in):
Operating activities	$641	$543	$517	$444	$339
Investing activities	(486)	(365)	(227)	(362)	(326)
Financing activities	(250)	(263)	(271)	(80)	(27)

	Year Ended December 31,			Nine Months Ended September 30,
(In millions, except per share amounts)	2011(1)	2010(2)	2009(3)	2012	2011(4)
Balance Sheet Data (at period end):
Cash and cash equivalents	$319	$421		325
Goodwill and intangible assets	11,716	11,703		11,832
Total assets	14,504	14,429		14,496
Total long-term debt and capital lease obligations, including current portions	6,762	8,550		6,669
Total Nielsen stockholders’ equity	4,633	2,887		4,976
Other Financial Data:
Constant currency revenue growth(7)	5.6%	6.1%	4.0%	4.1%	6.0%
Adjusted EBITDA(8)	$1,546	$1,411	$1,312	$1,145	$1,114
Capital expenditures	$(367)	$(334)	$(282)	$(225)	$(213)
Cash paid for income taxes	$(132)	$(129)	$(139)	$(88)	$(92)

(1)	Income for year ended December 31, 2011 included $84 million in restructuring charges and $333 million of charges associated with the initial public offering of our common stock and related debt retirement transactions and sponsor agreement termination payments.

(2)	Income for year ended December 31, 2010 included $61 million in restructuring charges, $136 million of foreign currency transaction gains and $90 million of charges associated with certain debt retirement transactions.

(3)	The loss in the year ended December 31, 2009 included a goodwill and intangible asset impairment charge of $527 million and $62 million in restructuring charges.

(4)	The loss in the nine months ended September 30, 2011 included charges of $206 million, net of tax, associated with transactions relating to the initial public offering of common stock.

(5)	Depreciation and amortization expense included charges for the depreciation and amortization of tangible and intangible assets acquired in business combinations of $182 million, $215 million and $247 million for the years ended December 31, 2011, 2010 and 2009, respectively, and $123 million and $140 million for the nine months ended September 30, 2012 and 2011, respectively.

(6)	Represents costs incurred associated with major restructuring initiatives, including the Transformation Initiative and Other Productivity Initiatives discussed further in Note 8 – Restructuring Activities – to the audited consolidated financial statements incorporated by reference in this prospectus supplement.

(7)	Constant currency revenue growth represents, for each period presented, the percentage growth in revenues from the prior year period removing the positive and negative impacts of changes in foreign currency exchange rates.

(8)	We define Adjusted EBITDA as net income/(loss) from our consolidated statements of operations before interest income and expense, income taxes, depreciation and amortization, restructuring charges, goodwill and intangible asset impairment charges, stock-based compensation expense and other non-operating items from our consolidated statements of operations as well as certain other items specifically described below.

Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation.

We use Adjusted EBITDA to measure our performance from period to period both at the consolidated level as well as within our operating segments, to evaluate and fund incentive compensation programs and to compare our results to those of our competitors. In addition to Adjusted EBITDA being a significant measure of performance for management purposes, we also believe that this presentation provides useful information to investors regarding financial and business trends related to our results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a more meaningful understanding of our ongoing operating performance.

Adjusted EBITDA should not be considered as an alternative to net income/(loss), operating income, cash flows from operating activities or any other performance measures derived in accordance with GAAP as measures of operating performance or cash flows as measures of liquidity. Adjusted EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

The below table presents a reconciliation from net income/(loss) attributable to Nielsen stockholders to Adjusted EBITDA for the periods presented elsewhere in this prospectus supplement:

	Year Ended December 31,				Nine Months Ended September 30,
(In millions)	2012	2011	2010	2009	2012	2011
	(unaudited)
Net income/(loss)	$273	$86	$132	$(489)	$234	$(9)
(Gain)/loss from discontinued operations, net	—	(1)	22	61	—	1
Interest expense, net	409	471	655	640	316	363
Provision/(benefit) for income taxes	140	22	(46)	(197)	114	(51)
Depreciation and amortization	520	529	558	557	388	396

EBITDA	1,342	1,107	1,321	572	1,052	700
Equity in net (income)/loss of affiliates	(5)	(3)	(5)	22	(1)	1
Other non-operating expense/(income), net	135	219	(28)	79	9	229
Restructuring charges	84	84	61	62	56	55
Impairment of goodwill and intangible assets	—	—	—	527	—	—
Stock-based compensation expense	34	27	18	14	24	18
Other items(a)	12	112	44	36	5	111

Adjusted EBITDA	$1,602	$1,546	$1,411	$1,312	$1,145	$1,114

(a)	Other items consists primarily of deal related costs for the year ended December 31, 2012 and Sponsor advisory fees (including termination payments of $102 million in 2011) of $12 million for both the years ended December 31, 2010 and 2009 and $10 million of costs related to our initial public offering and other deal related fees for the year ended December 31, 2011. Other items also include Transformation Initiative and other dual running costs of $16 million and $7 million for the years ended December 31, 2010 and 2009, respectively. Other items further include consulting and other costs of $16 million and $17 million for the years ended December 31, 2010 and 2009, respectively, associated with information technology infrastructure transformation and fees associated with certain consulting arrangements. The amounts for the year ended December 31, 2010 included preparatory costs for our initial public offering of common stock. Other items for the nine months ended September 30, 2012, include costs associated with our secondary public offering of common stock and other transaction-related costs of $5 million. Other items for the nine months ended September 30, 2011, primarily consist of Sponsor Advisory Fees (including termination payments of $102 million), preparatory costs related to our initial public offering and other transaction-related costs.

RISK FACTORS

An investment in our common stock involves risk. Before investing in our common stock, you should carefully consider the risks described below as well as other factors and information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risk factors set forth in our 2011 Annual Report and our financial statements and related notes, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Any such risks could materially and adversely affect our business, financial condition, results of operations or liquidity. However, the selected risks described below and in our 2011 Annual Report are not the only risks facing us. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally, as well as other risks that are not currently known to us or that we currently view to be immaterial. While we attempt to mitigate known risks to the extent we believe to be practicable and reasonable, we can provide no assurance, and we make no representation, that our mitigation efforts will be successful. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our company.

Our stock price may change significantly following the offering, and you could lose all or part of your investment as a result.

You may not be able to resell your shares at or above the offering price due to a number of factors such as those listed in “Risk Factors” in our 2011 Annual Report and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales and anticipated future sales of our common stock; and

•	general domestic and international economic conditions.

Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue preferred stock or additional securities convertible into our common stock or preferred stock. Any of these events may dilute your ownership interest in our Company and have an adverse effect on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Although we would endeavor to pay cash dividends on our common stock quarterly commencing in the first calendar quarter of 2013, such decision to declare and pay dividends is subject to certain considerations, thus you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

On January 31, 2013, our board of directors determined that we would endeavor to pay cash dividends on our common stock quarterly commencing in the first calendar quarter of 2013, subject to certain considerations. We declared cash dividends of $0.16 per share on the outstanding shares of our common stock that will be paid on March 20, 2013 to holders of record of our common stock on March 6, 2013. Any decision to declare and pay dividends in the future to the holders of our common stock will be made at the discretion of our board of directors, and the recommendation of the board will depend on, among other things, our results of operations, financial condition, cash requirements, contractual and legal restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit facilities and the indentures governing our notes. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. Any dividend actually declared and paid may also be subject to a Dutch withholding tax, currently at a rate of 15 percent.

The Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders. This interest may conflict with yours and such influence could limit your ability to influence the outcome of key transactions, including a change of control.

We are controlled, and after this offering is completed will continue to be controlled, by the Sponsors. The Sponsors will indirectly own through their investment in Luxco approximately 53.0% of our common stock (or 51.4% if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering. In addition, representatives of the Sponsors have been appointed to our board of directors such that they occupy a majority of the seats on our board of directors. As a result, the Sponsors have control over the board and thus our decisions to enter into any corporate transaction and the ability to prevent any transaction that requires stockholder approval regardless of whether others believe that the transaction is in our best interests. So long as the Sponsors continue to indirectly hold a majority of our outstanding common stock, they will have the ability to control the vote in any election of directors.

The Sponsors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Sponsors, or other funds controlled by or associated with the Sponsors, continue to indirectly own a significant amount of our outstanding common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nomination/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nomination/corporate governance and compensation committees.

We utilize each of these exemptions. As a result, we do not have a majority of independent directors, our nomination and corporate governance committee and compensation committee do not consist entirely of independent directors and such committees are not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. Under current practice however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, it may not be possible for U.S. investors to enforce against us any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Dutch courts may refuse to enforce contracts governed by foreign law or which require performance in a foreign jurisdiction if such other laws do not comply with certain mandatory rules under Dutch law. Under the rules of Dutch private international law (and those of the EC Regulation on the Law Applicable to Contractual Obligations (Rome I) of June 17, 2008, or the “Rome I Regulation”), in applying the laws of another jurisdiction, the Dutch courts may (i) give effect to certain mandatory rules under Dutch law irrespective of the law otherwise applicable thereto, (ii) give effect to certain mandatory rules of the law of the country where any of the obligations arising out of an agreement have to be or have been performed, insofar as those rules render the performance of the agreement unlawful and (iii) refuse the application of a term or condition of an agreement or a rule of foreign law applicable thereto under the Rome I Regulation, if that application is manifestly incompatible with Dutch public policy. Furthermore, Dutch courts, when considering the manner of performance and the steps to be taken in the event of defective performance in respect of an agreement, will consider the law of the country in which performance takes place. In addition, there is doubt as to whether a Dutch court would impose civil liability on us in an original action predicated solely upon the U.S. federal securities or other laws brought in a court of competent jurisdiction in the Netherlands against us.

We are a Dutch public company with limited liability, which may grant different rights to our stockholders than the rights granted to stockholders of companies organized in the United States.

The rights of our stockholders may be different from the rights of stockholders governed by the laws of U.S. jurisdictions. We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of stockholders and the responsibilities of members of our board of directors may be different from the rights and obligations of stockholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our Company, its stockholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See “Description of Capital Stock—Corporate Governance” in the accompanying prospectus.

In addition, the rights of holders of common stock are governed by Dutch law and our articles of association and differ from the rights of stockholders under U.S. law. Although stockholders have the right to approve mergers and consolidations, Dutch law does not grant appraisal rights to the Company’s stockholders who wish to challenge the consideration to be paid upon a merger or consolidation of the Company. Also, generally only a company can bring a civil action against a third party against whom such company alleges wrongdoing, including the directors and officers of such company. A stockholder will have an individual right of action against such a third party only if the tortious act also constitutes a tortious act directly against such stockholder. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. The Dutch Enterprise Chamber may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the Dutch Enterprise Chamber, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement. See “Description of Capital Stock” in the accompanying prospectus.

The non-executive directors supervise the executive directors and our general affairs and provide general advice to the executive directors. Each director owes a duty to the Company to properly perform the duties assigned to him and to act in the corporate interest of the Company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as stockholders, creditors, employees, customers and suppliers. Any board resolution regarding a significant change in the identity or character of the Company requires stockholders’ approval.

The provisions of Dutch corporate law and our articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

Our articles of association and Dutch corporate law contain provisions that may discourage a takeover attempt.

Provisions contained in our articles of association and the laws of the Netherlands could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our articles of association impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions.

For example, our shares and rights to subscribe for our shares may only be issued pursuant to (i) a resolution of the general meeting of stockholders at the proposal of the board of directors or (ii) a resolution of the board of directors, if by a resolution of the general meeting the board of directors has been authorized thereto for a specific period not exceeding five years. The board of directors is empowered for a period of five years expiring May 8, 2017 to issue cumulative preferred shares and shares of common stock.

Further, our articles of association empower our board of directors to restrict or exclude pre-emptive rights on shares for a period of five years. Accordingly, an issue of new shares to a third party may make it more difficult for others to obtain control over the general meeting of stockholders.

Dutch insolvency laws to which we are subject may not be as favorable to you as U.S. or other insolvency laws.

As a company incorporated under the laws of the Netherlands with its registered offices in the Netherlands, subject to applicable EU insolvency regulations, any insolvency proceedings in relation to us may be based on Dutch insolvency law. Dutch insolvency proceedings differ significantly from insolvency proceedings in the United States and may make it more difficult for stockholders to recover the amount they may normally expect to recover in a liquidation or bankruptcy proceeding in the United States.

If we, the Sponsors or other significant shareholders sell a large number of shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. As of February 1, 2013, after giving effect to the conversion of our Mandatory Convertible Subordinated Bonds we had 373,294,219 shares of common stock outstanding, of which approximately 35% were freely tradable on the NYSE. After giving effect to this offering, approximately 45% of our shares of common stock outstanding would be freely tradable on the New York Stock Exchange (or approximately 46% if the underwriters exercise their option to purchase additional shares from certain of the selling stockholders in full).

In connection with this offering, we, certain of our executive officers (Messrs. Calhoun, West and Cuminale) and our independent directors (except those independent directors who have not been granted stock options to purchase our common stock prior to the date of this prospectus supplement) and certain holders of our outstanding common stock have agreed, subject to certain exceptions (some of which are described below), not to sell, dispose of or hedge any of our common stock, during the period ending 90 days after the date of this prospectus supplement, except with the prior written consent of J.P. Morgan Securities LLC. Pursuant to this agreement, we may issue shares of common stock for the benefit of our employees, directors and officers upon the exercise of options granted under benefit plans described in this prospectus supplement provided that, during the term of the lock-up. Furthermore, we may issue our common stock in connection with the acquisition of, or joint venture with, another entity so long as the aggregate number of shares issued, considered individually and together with all acquisitions or joint ventures announced during the 90-day restricted period, shall not exceed 10.0% of our common stock issued and outstanding as of the date of such acquisition and/or joint venture agreement. Further, individuals subject to lock-up during the 90-day restricted period will not make any transfer or distribution of shares of our common stock pursuant to gift, will, intestate or trust if any filing pursuant to Section 16 of the Exchange Act shall be required or voluntarily made in connection with such transfer or distribution. However, under the terms of the lock-up agreements, each of our executive officers and independent directors who are subject to lock up will be permitted to enter into Rule 10b5-1 sales plans and have sales effectuated pursuant to those sales plans during the 90-day restricted period.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “project” and other words of similar meaning. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to:

•	the timing and scope of technological advances;

•	consolidation in our customers’ industries that may reduce the aggregate demand for our services and put pricing pressure on us;

•	customer procurement strategies that could put additional pricing pressure on us;

•

general economic conditions, including the effects of the current economic environment on advertising spending levels, the costs of, and demand for, consumer packaged goods, media, entertainment and technology products and any interest rate or exchange rate fluctuations;

•	goodwill and other intangible asset impairments;

•	our substantial indebtedness;

•	certain covenants in our debt documents and our ability to comply with such covenants;

•	regulatory review by governmental agencies that oversee information gathering and changes in data protection laws;

•	the ability to maintain the confidentiality of our proprietary information gathering processes and intellectual property;

•	intellectual property infringement claims by third parties;

•

risks to which our international operations are exposed, including local political and economic conditions, the effects of foreign currency fluctuations and the ability to comply with local laws and the ability to comply with applicable anti-bribery and economic sanctions laws;

•	criticism of our audience measurement services;

•	the ability to attract and retain customers, key personnel and sample participants;

•	the effect of disruptions to our information processing systems;

•	the effect of disruptions in the mail, telecommunication infrastructure and/or air services;

•	the impact of tax planning initiatives and resolution of audits of prior tax years;

•	future litigation or government investigations;

•	the possibility that the Sponsors’ interests will conflict with ours or yours;

•	the impact of competition;

•	the financial statement impact of changes in generally accepted accounting principles; and

•	the ability to successfully integrate our Company in accordance with our strategy and success of our joint ventures.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus supplement may not in fact occur or may prove to be materially different from the expectations expressed or implied by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will not receive any proceeds from this sale of shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE and is traded under the symbol “NLSN.” There was no established public trading market for our common stock before our IPO on January 26, 2011. At the close of business on February 1, 2013, there were 40 holders of record of our shares of common stock. The last reported price of our common stock on the NYSE on February 15, 2013 was $32.40 per share.

The following table sets forth for the periods indicated the high and low reported sale prices per share for the common stock, as reported on the NYSE:

	High	Low
2010
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter	N/A	N/A
2011
First Quarter (from January 26, 2011)	$28.15	$24.75
Second Quarter	$33.00	$26.88
Third Quarter	$31.83	$24.67
Fourth Quarter	$31.45	$24.38
2012
First Quarter	$31.10	$26.57
Second Quarter	$30.35	$25.14
Third Quarter	$30.50	$25.02
Fourth Quarter	$32.07	$27.30
2013
First Quarter (through February 15, 2013)	$33.98	$30.80

DIVIDEND POLICY

On January 31, 2013, our board of directors determined that we would endeavor to pay cash dividends on our common stock quarterly commencing in the first calendar quarter of 2013, subject to certain considerations. We declared a cash dividend of $0.16 per share on the outstanding shares of our common stock that will be paid on March 20, 2013 to holders of record of our common stock on March 6, 2013. Purchasers of our common stock in this offering who remain as holders of record with respect to the purchased shares on March 6, 2013 will receive this dividend. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our senior secured credit facilities and in the indentures governing our notes. See “Liquidity and Capital Resources” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report that is incorporated by reference into this prospectus supplement for a description of restrictions on our ability to pay dividends.

In 2010, we declared a special dividend of approximately €6 million ($7 million) in the aggregate, or €0.02 per share, to our stockholders prior to our IPO, a portion of which was in the form of a non-cash settlement of loans that we had previously extended to Luxco, and the remainder of which utilized existing cash from operations. We paid this dividend so that Luxco will have sufficient cash to pay its operating expenses for the next three years. Accordingly, we do not expect to pay any similar dividends in the foreseeable future. We did not pay any other dividends in 2010, 2011 or 2012.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our issuance of the 4.50% Senior Notes due 2020, redemption of our 11.50% Senior Notes due 2016 and prepayment of our 8.50% senior secured term loan due 2017.

The table below should be read in conjunction with, and is qualified in its entirety by reference to, “Prospectus Supplement Summary—Summary Historical Financial and Other Data,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included in the 2011 Annual Report that are incorporated by reference in this prospectus supplement. The table below does not reflect 10,416,700 shares of common stock issued February 1, 2013 upon the conversion of our Mandatory Convertible Subordinated Bonds.

	September 30, 2012
	Actual	As Adjusted
(In millions except share and per share amounts)
Cash and cash equivalents	$325	$204
Long-term obligations:
Senior secured term loans due 2013 (1)	$251	$251
Senior secured term loans due 2016 (2)	2,660	2,660
Senior secured term loans due 2017	1,192	1,192
8.50% Senior secured term loan due 2017	500	—
Revolving credit facility (3)	65	65
11.625% Senior Notes due 2014 (4)	208	208
11.50% Senior Notes due 2016 (5)	309	—
7.75% Senior Notes due 2018 (6)	1,084	1,084
4.500% Senior Notes due 2020 (7)	—	800
Mandatory Convertible Subordinated Bonds (8)	288	288
Other long-term debt	2	2
Capital lease obligations	110	110

Total long-term debt and capital lease obligations, including current portion (9)	6,669	6,660
Nielsen stockholders’ equity:
Common stock, €0.07 par value, 1,185,800,000 shares authorized, 360,107,359 shares issued and 359,647,605 shares outstanding	30	30
Cumulative preferred stock, Series PA, €0.07 par value; 57,100,000 shares authorized, none issued and outstanding	—	—
Cumulative preferred stock, Series PB, €0.07 par value; 57,100,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	6,473	6,473
Accumulated deficit(10)	(1,291)	(1,362)
Accumulated other comprehensive loss, net of income tax	(236)	(236)

Total Nielsen stockholders’ equity	4,976	4,905

Total capitalization	$11,645	$11,565

(1)	Comprised of two tranches of $218 million and €26 million.

(2)	Comprised of two dollar-denominated tranches totaling $2,320 million and two Euro-denominated tranches totaling €264 million.

(3)	Our revolving credit facility provides for availability of $635 million. As of September 30, 2012, we had borrowings of $65 million outstanding under our revolving credit facility, not including $12 million of outstanding letters of credit.

(4)	$215 million face amount.

(5)	$325 million face amount.

(6)	$1,080 million face amount.

(7)	$800 million face amount.

(8)	$250 million face amount. Converted into 10,416,700 shares of common stock on February 1, 2013.

(9)	Excludes bank overdrafts in the amount of $11 million.

(10)	Adjusted to reflect charges of approximately $71 million (net of tax of $44 million) associated with the aforementioned redemption and prepayment transactions.

PRESENTATION OF COMPREHENSIVE INCOME

The following tables present the retrospective application of Accounting Standards Update (“ASU”) No. 2011-05, Presentation of Comprehensive Income, as amended by ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009 and should be read in conjunction with the information in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(In millions)	2011	2010	2009
Net income (loss)	$86	$132	$(489)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments, net of tax	(134)	(40)	370
Available for sale securities, net of tax	1	—	—
Changes in fair value of cash flow hedges, net of tax	1	32	34
Defined benefit pension plan adjustments, net of tax	(71)	(40)	23

Total other comprehensive (loss)/income	(203)	(48)	427
Total comprehensive (loss)/income	(117)	84	(62)
Comprehensive income attributable to non-controlling interests	2	2	3

Total comprehensive (loss)/income attributable to Nielsen stockholders	$(119)	$82	$(65)

SELLING STOCKHOLDERS

The following table sets forth, for each selling stockholder, the name, the number of shares of common stock beneficially owned as of February 1, 2013, the number of shares of common stock being offered pursuant to this prospectus supplement and the number of shares of common stock that will be beneficially owned immediately after the offering contemplated by this prospectus supplement.

A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days of February 1, 2013. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 373,294,219 shares of our common stock outstanding as of February 1, 2013.

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to this Offering	Shares of Common Stock Being Offered	Shares of Common Stock Subject to Option	Shares of Common Stock Beneficially Owned After this Offering		Percentage of Common Stock Beneficially Owned Prior to this Offering	Percentage of Common Stock Beneficially Owned After this Offering
				Without Option	With Option		Without Option	With Option
Valcon Acquisition Holding (Luxembourg) S.à r.l. (1)	236,266,399	38,488,977	5,773,348	197,777,422	192,004,074	63.3%	53.0%	51.4%

All other selling stockholders (2)	67,663	11,023	1,652	56,640	54,988	*	*	*

*	Less than 1%.

(1)	Valcon Acquisition Holding (Luxembourg) S.à r.l. (“Luxco”) directly holds 236,266,399 shares. Luxco is owned by a private investor group, including affiliates of The Blackstone Group, The Carlyle Group, Kohlberg Kravis Roberts & Co., Thomas H. Lee Partners, Hellman & Friedman, AlpInvest Partners and Centerview Capital.

AlpInvest Partners CS Investments 2006 C.V. (“Investments 2006”) beneficially owns 27,805 ordinary shares of Luxco (“Ordinary Shares”) and 7,687,732 Yield Free Convertible Preferred Equity Certificates of Luxco (“YFCPECs”). The YFCPECs are convertible into ordinary shares of Luxco at any time at the option of Luxco or at the option of the holders thereof. The general partner of Investments 2006 is AlpInvest Partners 2006 B.V., whose managing director is AlpInvest Partners B.V. (“AlpInvest BV”). AlpInvest BV, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by Investments 2006. AlpInvest BV disclaims beneficial ownership of such shares. AlpInvest Partners Later Stage Co-Investments IIA C.V. (“LS IIA CV”) beneficially owns 280 Ordinary Shares and 43,444 YFCPECs. AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (“LS IIA BV”) holds the shares as a custodian for LS IIA CV. The managing director of LS IIA BV is AlpInvest BV. AlpInvest BV, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by LS IIA BV. AlpInvest BV disclaims beneficial ownership of such shares. The address of each of the entities and persons identified in this paragraph (collectively, “AlpInvest Partners”) is c/o AlpInvest Partners B.V. Jachthavenweg 118, 1081 KJ Amsterdam, the Netherlands. Volkert Doeksen, Paul de Klerk, Daniel A. D’Aniello and Glenn A. Youngkin, in their capacities as managing directors of AlpInvest BV, effectively have the power to exercise voting and investment control over the shares held by Investments 2006 and LS IIA BV when two of them act jointly. Each of Messrs. Doeksen, De Klerk, D’Aniello and Youngkin disclaims beneficial ownership of such shares. Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 16,111,619 are attributable to AlpInvest Partners. Of these 16,111,619 shares attributable to AlpInvest Partners, 2,668,782 shares will be sold in this offering (or 3,069,099 shares if the underwriters’ option to purchase additional shares is exercised in full).

Blackstone Capital Partners (Cayman) V L.P. (“BCP V”) beneficially owns 38,695 Ordinary Shares and 11,535,181 YFCPECs. Blackstone Family Investment Partnership (Cayman) V L.P. (“BFIP V”) beneficially owns 1,220 Ordinary Shares and 362,970 YFCPECs. Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“BFIP V-SMD”) beneficially owns 2,745 Ordinary Shares and 818,148 YFCPECs. Blackstone Participation Partnership (Cayman) V L.P. (“BPPV”) beneficially owns 250 Ordinary Shares and 74,723 YFCPECs. Blackstone Capital Partners (Cayman) V-A L.P. (“BCP V-A”) beneficially owns 35,830 Ordinary Shares and 10,679,574 YFCPECs. BCP (Cayman) V-S L.P. (“BCP V-S”) beneficially owns 3,070 Ordinary Shares and 914,675 YFCPECs. BCP V Co-Investors (Cayman) L.P. (“BCPVC” and, collectively with BCP V, BFIP V, BFIP V-SMD, BPPV, BCP V-A and BCP V-S, the “Blackstone Funds”) beneficially owns 620 Ordinary Shares and 184,599 YFCPECs. Blackstone Management Associates (Cayman) V L.P. (“BMA”) is the general partner of each of the Blackstone Funds other than BFIP V, BPPV and BFIP V-SMD. Blackstone LR Associates (Cayman) V Ltd. (“BLRA”) and BCP V GP L.L.C. are the general partners of BMA. The general partner of each of BFIPV and BPPV is BCP V GP L.L.C. The general partner of BFIPV-SMD is Blackstone Family GP L.L.C. Blackstone Holdings III L.P. is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Mr. Schwarzman is director and controlling person of BLRA. Each of BMA, BLRA and Mr. Schwarzman may be deemed to beneficially own the Ordinary Shares and YFCPECs beneficially owned by the Blackstone Funds that are directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such Ordinary Shares and YFCPECs. The address of each of the Blackstone Funds, BMA, BLRA and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 51,189,724 are attributable to the Blackstone Funds. Of these 51,189,724 shares attributable to the Blackstone Funds, 7,832,293 shares will be sold in this offering (or 9,007,137 shares if the underwriters’ option to purchase additional shares is exercised in full).

The shares of common stock of Nielsen shown in the table for The Carlyle Group are attributable to them as a result of their ownership in Luxco. Carlyle Partners IV Cayman, L.P. (“CP IV”) beneficially owns 64,970 Ordinary Shares and 17,822,997 YFCPECs. CP IV Coinvestment Cayman, L.P. (“CPIV Coinvest”) beneficially owns 2,620 Ordinary Shares and 722,236 YFCPECs. The general partner of each of CP IV and CPIV Coinvest is TC Group IV Cayman, L.P., whose general partner is CP IV GP, Ltd., which is wholly owned by TC Group Cayman Investment Holdings Sub L.P. CEP II Participations S.à. r.l. SICAR (“CEP II P”) beneficially owns 14,840 Ordinary Shares and 4,084,074 YFCPECs (the Ordinary Shares and YFCPECs beneficially owned by CP IV, CPIV Coinvest and CEP II P are collectively referred to as the “Carlyle Shares”). CEP II P’s sole shareholder is Carlyle Europe Partners II, L.P., whose general partner is CEP II Managing GP, L.P., whose general partner is CEP II Managing GP Holdings, Ltd., whose sole shareholder is TC Group Cayman Investment Holdings Sub L.P. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P. The address of CEP II P is 2 Avenue Charles de Gaulle, Luxembourg L-1653, Luxembourg. The address of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., CEP II Managing GP, L.P. and Carlyle Europe Partners II, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505. The address of each of the other entities listed is c/o Walker Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands. Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 47,284,081 are attributable to the Carlyle Funds. Of these 47,284,081 shares attributable to the Carlyle Funds, 7,832,293 shares will be sold in this offering (or 9,007,137 shares if the underwriters’ option to purchase additional shares is exercised in full).

Hellman & Friedman Capital Partners V (Cayman), L.P. owns 34,801 Ordinary Shares and 9,600,450 YFCPECs, Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. owns 4,874 Ordinary Shares and 1,318,577 YFCPECs, and Hellman & Friedman Capital Associates V (Cayman), L.P. owns 10 Ordinary Shares and 5,456 YFCPECs (collectively, the “Hellman & Friedman Funds”). Hellman & Friedman Investors V (Cayman), Ltd. is the sole general partner of Hellman & Friedman Investors V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), L.P., in turn, is the sole general partner of each of Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. and Hellman & Friedman Capital Associates V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), Ltd. is owned by more than ten shareholders, none of whom owns more than 9.9% of Hellman & Friedman Investors V (Cayman), Ltd. Hellman & Friedman Investors V (Cayman), Ltd. has a four-member investment committee (the “Investment Committee”) that serves at the discretion of Hellman & Friedman Investors V (Cayman), Ltd.’s Board of Directors and makes recommendations to such Board with respect to matters presented to it. Members of the Investment Committee are Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and David R. Tunnell. Each of the entities identified in this paragraph, the members of the Investment Committee and the shareholders of Hellman & Friedman Investors V (Cayman), Ltd. disclaim beneficial ownership of any shares of common stock of Nielsen. Mr. Healy is a shareholder of Hellman & Friedman Investors V (Cayman), Ltd. and is a member of the Investment Committee. The address of each of the entities identified in this paragraph is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman KY1-9005, Cayman Islands. Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 22,766,405 are attributable to the Hellman & Friedman Funds. Of these 22,766,405 shares attributable to the Hellman & Friedman Funds, 3,771,102 shares will be sold in this offering (or 4,336,768 shares if the underwriters’ option to purchase additional shares is exercised in full).

KKR VNU Equity Investors, L.P. beneficially owns 13,655 Ordinary Shares and 3,821,781 YFCPECs and is controlled by its general partner, KKR VNU GP Limited. KKR VNU GP Limited is wholly-owned by KKR VNU (Millennium) Limited (“KKR VNU Limited”). KKR VNU (Millennium) L.P. beneficially owns 69,946 Ordinary Shares and 19,214,971 YFCPECs and is controlled by its general partner, KKR VNU Limited. Voting and investment control over the securities beneficially owned by KKR VNU Limited is exercised by its board of directors consisting of Messrs. Alexander Navab, Simon E. Brown and William J. Janetschek, who may be deemed to share beneficial ownership of any shares beneficially owned by KKR VNU Limited but disclaim such beneficial ownership. KKR Millennium Fund (Overseas), Limited Partnership (“Millennium Fund”) beneficially owns 84 Ordinary Shares, and is controlled by its general partner, KKR Associates Millennium (Overseas), Limited Partnership, which is controlled by its general partner, KKR Millennium Limited. KKR Associates Millennium (Overseas), Limited Partnership also holds a majority of the equity interests of KKR VNU Limited. Each of KKR SP Limited (“KKR SP”) (as the voting partner of KKR Associates Millennium (Overseas), Limited Partnership); KKR Fund Holdings L.P. (“KKR Fund Holdings”) (as the sole shareholder of KKR Millennium Limited); KKR Fund Holdings GP Limited (“KKR Fund Holdings GP”) (as a general partner of KKR Fund Holdings); KKR Group Holdings L.P. (“KKR Group Holdings”) (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings); KKR Group Limited (“KKR Group”) (as the general partner of KKR Group Holdings); KKR & Co. L.P. (“KKR & Co.”) (as the sole shareholder of KKR Group); and KKR Management LLC (“KKR Management”) (as the general partner of KKR & Co.) may also be deemed to be the beneficial owner of the securities held by Millennium Fund, KKR VNU (Millennium) L.P. and KKR VNU Equity Investors, L.P., KKR SP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management disclaim beneficial ownership of such securities. As the designated members of KKR Management, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by Millennium Fund, KKR VNU (Millennium) L.P. and KKR VNU Equity Investors, L.P. but disclaim beneficial ownership of such securities. The principal business address of each of the entities and persons identified in this paragraph except Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York, 10019. The principal business office for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P.,

2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. KKR VNU Equity Investors, L.P., KKR VNU (Millennium) L.P. and KKR Millennium Fund (Overseas), Limited Partnership are collectively referred to as the “KKR Funds.” Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 48,008,131 are attributable to the KKR Funds. Of these 48,008,131 shares attributable to the KKR Funds, 7,952,197 shares will be sold in this offering (or 9,145,027 shares if the underwriters’ option to purchase additional shares is exercised in full).

The Luxco shares owned by Thomas H. Lee Partners are owned of record by (i) Thomas H. Lee (Alternative) Fund VI, L.P. (“Alternative Fund VI”), Thomas H. Lee (Alternative) Parallel Fund VI, L.P. (“Alternative Parallel VI”) and Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P. (“Alternative DT VI”); (ii) THL Equity Fund VI Investors (VNU), L.P., THL Equity Fund VI Investors (VNU) II, L.P., THL Equity Fund VI Investors (VNU) III, L.P. and THL Equity Fund VI Investors (VNU) IV, LLC; (iii) Thomas H. Lee (Alternative) Fund V, L.P. (“Alternative Fund V”), Thomas H. Lee (Alternative) Parallel Fund V, L.P. (“Alternative Parallel V”) and Thomas H. Lee (Alternative) Cayman Fund V, L.P. (“Alternative Cayman V”) (the foregoing entities listed in clauses (i) through (iii), the “THL Funds”), (iv) THL Coinvestment Partners, L.P. and Thomas H. Lee Investors Limited Partnership (the “THL Co-Invest Funds”) and (v) Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC and Putnam Investments Employees’ Securities Company III LLC (the “Putnam Funds”). THL Advisors (Alternative) VI, L.P. (“Advisors VI”) is the general partner of each of (a) Alternative Fund VI, which beneficially owns 24,920 Ordinary Shares and 6,859,826 YFCPECs, (b) Alternative Parallel VI, which beneficially owns 16,870 Ordinary Shares and 4,645,111 YFCPECs; and (c) Alternative DT VI, which beneficially owns 2,950 Ordinary Shares and 811,407 YFCPECs. Advisors VI is also the general partner of each of (x) THL Equity Fund VI Investors (VNU), L.P., which beneficially owns 17,275 Ordinary Shares and 4,754,948 YFCPECs, (y) THL Equity Fund VI Investors (VNU) II, L.P. which beneficially owns 180 Ordinary Shares and 49,670 YFCPECs and (z) THL Equity Fund VI Investors (VNU) III, L.P., which beneficially owns 265 Ordinary Shares and 73,028 YFCPECs. Advisors VI is the managing member of THL Equity Fund VI Investors (VNU) IV, LLC, which beneficially owns 930 Ordinary Shares and 256,254 YFCPECs. Thomas H. Lee Advisors (Alternative) VI, Ltd. (“Advisors VI Ltd.”) is the general partner of Advisors VI and may, therefore, be deemed to have shared voting and investment power over the Ordinary Shares and YFCPECs of Luxco held by each of these entities. The address of each of these entities is c/o Interstate Corporate Services (Cayman) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman KY1-9005, Cayman Islands, other than THL Equity Fund VI Investors (VNU) IV, LLC whose address is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. THL Advisors (Alternative) V, L.P. (“Advisors V”) is the general partner of each of (a) Alternative Fund V, which beneficially owns 15,225 Ordinary Shares and 4,190,574 YFCPECs; (b) Alternative Parallel V, which beneficially owns 3,950 Ordinary Shares and 1,087,286 YFCPECs and (c) Alternative Cayman V, which beneficially owns 210 Ordinary Shares and 57,741 YFCPECs. Thomas H. Lee Advisors (Alternative) V Limited LDC (“LDC”) is the general partner of Advisors V and may, therefore, be deemed to have shared voting and investment power over the Ordinary Shares and YFCPECs held by each of these entities. The address of each of these entities is c/o Interstate Corporate Services (Cayman) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman KY1-9005, Cayman Islands. The Putnam Funds and the THL Co-Invest Funds are co-investment entities of certain of the THL Funds, and are contractually obligated to co-invest (and dispose of securities) alongside certain of the THL Funds on a pro rata basis. Voting and investment determinations with respect to the securities held by the THL Funds are made by a management committee consisting of Anthony J. DiNovi and Scott M. Sperling, and as such Messrs. DiNovi and Sperling may be deemed to share beneficial ownership of the securities held or controlled by the THL Funds. Each of Messrs. DiNovi and Sperling disclaims beneficial ownership of such securities. The address of each of Messrs. DiNovi and Sperling is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. THL Coinvestment Partners, L.P. beneficially owns 45 Ordinary Shares and 12,585 YFCPECs. Thomas H. Lee Investors Limited Partnership beneficially owns 295 Ordinary Shares and 81,217 YFCPECs. The address of each of the THL Co-Invest Funds is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. Putnam

Investments Holdings, LLC beneficially owns 250 Ordinary Shares and 68,183 YFCPECs; Putnam Investments Employees’ Securities Company I LLC beneficially owns 105 Ordinary Shares and 28,482 YFCPECs; Putnam Investments Employees’ Securities Company II LLC beneficially owns 90 Ordinary Shares and 25,431 YFCPECs and Putnam Investments Employees’ Securities Company III LLC beneficially owns 125 Ordinary Shares and 34,998 YFCPECs. The address for each of the Putman Funds is c/o Putnam Investments, LLC, One Post Office Square, Boston, MA 02109. Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 48,008,112 are attributable to Thomas H. Lee Partners. Of these 48,008,112 shares attributable to Thomas H. Lee Partners, 7,952,222 shares will be sold in this offering (or 9,145,055 shares if the underwriters’ option to purchase additional shares is exercised in full).

Centerview Capital, L.P. (“Centerview Capital”) beneficially owns 3,860 Ordinary Shares and 1,061,125 YFCPECs. Centerview Employees, L.P. (“Centerview Employees”) beneficially owns 185 Ordinary Shares and 51,484 YFCPECs. The general partner of Centerview Capital is Centerview Capital GP, L.P., whose general partner is Centerview Capital GP LLC (“Centerview Capital GP”). The general partner of Centerview Employees is Centerview Capital GP. The sole member of Centerview Capital GP is Centerview Capital Holdings LLC (“Centerview Holdings”). Centerview VNU LLC (“Centerview VNU”) beneficially owns 1,010 Ordinary Shares and 278,153 YFCPECs. The managing member of Centerview VNU is Centerview Holdings. Centerview Holdings, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by Centerview Capital, Centerview Employees and Centerview VNU. Centerview Holdings disclaims beneficial ownership of such shares. The address of each of the entities and persons identified in this footnote is 31 West 52nd Street, New York, New York 10019. Centerview Holdings has formed an investment committee (the “Centerview Investment Committee”) that has the power to exercise voting and investment control over the shares held by Centerview Capital, Centerview Employees and Centerview VNU. The members of the Centerview Investment Committee are Adam D. Chinn, Blair W. Effron, David M. Hooper, James M. Kilts and Robert A. Pruzan. Each of the members of the Centerview Investment Committee and the members of Centerview Holdings disclaims beneficial ownership of such shares. Centerview Capital beneficially owns options to acquire 506,667 shares of common stock of Nielsen. Centerview Employees beneficially owns options to acquire 24,583 shares of common stock of Nielsen. The general partner of Centerview Capital is Centerview Capital GP, L.P., whose general partner is Centerview Capital GP. The general partner of Centerview Employees is Centerview Capital GP. The sole member of Centerview Capital GP is Centerview Holdings. Centerview Holdings, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the options held by Centerview Capital and Centerview Employees. Centerview Holdings disclaims beneficial ownership of such options. The address of each of the entities and persons identified in this footnote is 31 West 52nd Street, New York, New York 10019. The Centerview Investment Committee has the power to exercise voting and investment control over the options held by Centerview Capital and Centerview Employees. Each of the members of the Centerview Investment Committee and the members of Centerview Holdings disclaims beneficial ownership of such options. Of the 236,266,399 shares of common stock of Nielsen owned by Luxco, 2,898,327 are attributable to Centerview. Of these 2,898,327 shares attributable to Centerview, 480,088 shares will be sold in this offering (or 552,102 shares if the underwriters’ option to purchase additional shares is exercised in full).

(2)	Shares shown in the table include shares owned by the selling shareholder other than those named in the table that in the aggregate beneficially own less than 1.0% of our common stock as of February 1, 2013. Shares shown in the table include 62,015 shares that such selling shareholder has the right to acquire, in the aggregate within 60 days after February 1, 2013 upon the exercise of vested options. The shares described in this note are considered outstanding for purposes of computing the percentage of outstanding stock owned by such group, but not for the purpose of computing the percentage ownership of any other person.

TAXATION

Dutch Taxation

The following summary of certain Dutch taxation matters is based on the laws and practice in force as of the date of this prospectus supplement and is subject to any changes in law and the interpretation and application thereof, which changes could be made with retroactive effect. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of our common stock, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules.

Among other things, this summary deals with the tax consequences of a holder of our common stock which has or will have a substantial interest or deemed substantial interest in the Company.

Generally speaking, an individual holding our common stock has a substantial interest in the Company if (a) such individual, either alone or together with his partner, directly or indirectly has, or (b) certain relatives of such individual or his partner, directly or indirectly have, (I) the ownership of, a right to acquire the ownership of, or certain rights over, stock representing 5 percent or more of either the total issued and outstanding capital of the Company or the issued and outstanding capital of any class of stock of the Company, or (II) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 percent or more of either the annual profit or the liquidation proceeds of the Company. Also, an individual holding our common stock has a substantial interest in the Company if his partner has, or if certain relatives of the individual or his partner have, a deemed substantial interest in the Company. Generally, an individual holding our common stock, or his partner or relevant relative, has a deemed substantial interest in the Company if either (a) such person or his predecessor has disposed of or is deemed to have disposed of all or part of a substantial interest or (b) such person has transferred an enterprise in exchange for stock in the Company, on a non-recognition basis.

Generally speaking, an entity holding our common stock has a substantial interest in the Company if such entity, directly or indirectly has (I) the ownership of, a right to acquire the ownership of, or certain rights over stock representing 5 percent or more of either the total issued and outstanding capital of the Company or the issued and outstanding capital of any class of stock of the Company, or (II) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 percent or more of either the annual profit or the liquidation proceeds of the Company. Generally, an entity holding our common stock has a deemed substantial interest in the Company if such entity has disposed of or is deemed to have disposed of all or part of a substantial interest on a non-recognition basis.

For the purpose of this summary, the term entity means a corporation as well as any other person that is taxable as a corporation for Dutch corporate tax purposes. Where this summary refers to a holder of our common stock, an individual holding our common stock or an entity holding our common stock, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in our common stock or otherwise being regarded as owning our common stock for Dutch tax purposes. It is noted that for purposes of Dutch income, corporate, gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settler, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.

Where this summary refers to “The Netherlands” or “Dutch”, it refers only to the European part of the Kingdom of the Netherlands.

Investors are advised to consult their professional advisers as to the tax consequences of purchase, ownership and disposition of our common stock.

Withholding Tax

In general, the Company must withhold tax (dividend tax) from dividends distributed on our common stock at the rate of 15 percent.

Dividends include, without limitation:

(i)	Distributions of profits (including paid-in capital not recognized for dividend tax purposes) in cash or in kind, including deemed and constructive dividends;

(ii)	liquidation distributions and, generally, proceeds realized upon a repurchase of our common stock by the Company or upon the transfer of our common stock to a direct or indirect subsidiary of the Company, in excess of the average paid-in capital recognized for dividend tax purposes;

(iii)	the par value of our common stock issued or any increase in the par value of our common stock, except where such increase in the par value of our common stock is funded out of the Company’s paid-in capital recognized for dividend tax purposes; and

(iv)	repayments of paid-in capital recognized for dividend tax purposes up to the amount of the Company’s profits (zuivere winst) unless the Company’s general meeting of stockholders has resolved in advance that the Company shall make such repayments and the par value of our common stock concerned has been reduced by a corresponding amount through an amendment of the Company’s articles of association.

A holder of our common stock which is, is deemed to be, or—in the case of an individual—has elected to be treated as, resident in the Netherlands for the relevant tax purposes, is generally entitled to credit the dividend tax withheld against such holder’s liability to tax on income and capital gains or, in certain cases, to apply for a full refund of the withheld dividend tax.

A holder of our common stock which is not, is not deemed to be, and—in case the holder is an individual—has not elected to be treated as, resident in the Netherlands for the relevant tax purposes, may be eligible for a partial or full exemption or refund of the dividend tax under an income tax convention in effect between the Netherlands and the holder’s country of residence.

In addition, generally a non-resident holder of our common stock that is not an individual may be entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

(i)	such holder is, according to the tax law of a member state of the European Union or a state designated by ministerial decree that is a party to the agreement regarding the European Economic Area, resident in such state and is not transparent for tax purposes according to the tax law of such state;

(ii)	any one or more of the following threshold conditions are satisfied:

(a)	at the time the dividend is distributed by us, such holder has shares representing at least five percent of our nominal paid up capital;

(b)	such holder has held shares representing at least five percent of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us;

(c)	such holder is connected with us within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

(d)	an entity connected with such holder within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by us, shares representing at least five percent of our nominal paid up capital;

(iii)	such holder is not considered to be resident outside the member states of the European Union or the states designated by ministerial decree that are a party to the agreement regarding the European Economic Area, under the terms of a double taxation treaty concluded with a third state; and

(iv)	such holder does not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Dividend distributions to a U.S. holder of our common stock (with an interest of less than 10 percent of the voting rights in our common stock) are subject to 15 percent dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the current income tax treaty between the Netherlands and the United States (the “Treaty”). As such, there is no need to claim a refund of the excess of the amount withheld over the Treaty rate.

On the basis of article 35 of the Treaty, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from or refund of Netherlands dividend withholding tax.

Under the terms of domestic anti-dividend stripping rules, a recipient of dividends distributed on our common stock will not be entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends as meant in those rules.

Taxes on Income and Capital Gains

Resident Entities

An entity holding our common stock which is, or is deemed to be, resident in the Netherlands for corporate tax purposes and which is not tax exempt, will generally be subject to corporate tax in respect of income or a capital gain derived from our common stock at rates up to 25 percent, unless the holder has the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such common stock. Generally speaking, a holder of our common stock will have the benefit of the participation exemption (deelnemingsvrijstelling) if the holder owns at least 5 percent of the nominal paid-up share capital of the Company.

Resident Individuals

An individual holding our common stock who is, is deemed to be, or has elected to be treated as, resident in the Netherlands for income tax purposes will be subject to income tax in respect of income or a capital gain derived from our common stock at rates up to 52 percent if:

(i)	the income or capital gain is attributable to an enterprise from which the holder derives profits (other than as a stockholder); or

(ii)	the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

If neither condition (i) nor (ii) applies, an individual holding our common stock will be subject to income tax in respect of income or a capital gain derived from our common stock at a flat rate of 25 percent if such individual has a substantial interest or deemed substantial interest in the Company.

If neither condition (i) nor (ii) applies and, furthermore, an individual holding our common stock does not have a substantial interest or deemed substantial interest in the Company, such individual will be subject to income tax on the basis of a deemed return, regardless of any actual income or capital gain derived from our common stock. The deemed return amounts to 4 percent of the value of the individual’s net assets as per the beginning of the relevant fiscal year (including our common stock). Subject to application of personal allowances, the deemed return shall be taxed at a rate of 30 percent.

Non-Residents

A holder of our common stock which is not, is not deemed to be, and—in case the holder is an individual—has not elected to be treated as, resident in the Netherlands for the relevant tax purposes will not be subject to taxation on income or a capital gain derived from our common stock unless:

(i)	the income or capital gain is attributable to an enterprise or part thereof which is either effectively managed in the Netherlands or carried on through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in the Netherlands;

(ii)	the holder is an entity that has a substantial interest or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, and such interest is held by the entity with the main objective, or one of the main objectives, to avoid Dutch dividend withholding tax or Dutch individual income tax at the level of another person or entity;

(iii)	the holder is an individual who has a substantial interest or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise; or

(iv)	the holder is an individual and the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in the Netherlands as defined in the Income Tax Act (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).

Gift and Inheritance Taxes

Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of our common stock by way of gift by, or on the death of, a holder, unless:

(i)	the holder is, or is deemed to be, resident in the Netherlands for the purpose of the relevant provisions; or

(ii)	the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value Added Tax

The issuance or transfer of our common stock, and payments made under our common stock, will not be subject to value added tax in the Netherlands.

Other Taxes

The subscription, issue, placement, allotment, delivery or transfer of our common stock will not be subject to registration tax, capital tax, customs duty, transfer tax, stamp duty, or any other similar tax or duty in the Netherlands.

Residence

A holder of our common stock will not be, or deemed to be, resident in the Netherlands for Dutch tax purposes and, subject to the exceptions set out above, will not otherwise be subject to Dutch taxation, by reason only of acquiring, holding or disposing of our common stock or the execution of, performance, delivery and/or enforcement of our common stock.

Certain U.S. Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences of the ownership and disposition of our common stock as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose common stock is not, for purposes of the Treaty, effectively connected with a permanent establishment in the Netherlands and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with common stock held as a capital asset. As used herein, the term “U.S. Holder” means a holder of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common stock as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

If you are considering the purchase, ownership or disposition of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions on our common stock (including amounts withheld to reflect Dutch withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, but we may not be eligible for the benefits of the Treaty at the time a distribution is made. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our common stock, which is listed on the NYSE, is readily tradable on an established securities market in the United States as a result of such listing. There can be no assurance that our common stock will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in euros will equal the U.S. dollar value of the euros received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the euros are converted into U.S. dollars. If the euros received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, Dutch withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common stock will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you:

•	have held our common stock for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common stock. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the common stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or other disposition. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common stock or rights to subscribe for our common stock that are received as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax. Consequently, such distributions generally will not give rise to foreign source income, and you generally will not be able to use the foreign tax credit arising from Dutch withholding tax, if any, imposed on such distributions, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to our common stock and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our common stock if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of common stock in an amount equal to the difference between the amount realized for the common stock and your tax basis in the common stock. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common stock and the proceeds from the sale, exchange or redemption of our common stock that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We and the several underwriters named below have entered into an underwriting agreement with respect to the common stock to be sold in this offering. Each underwriter named below has severally agreed to purchase and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table. J.P. Morgan Securities LLC is a joint book-running manager and the representative of the underwriters. Citigroup Global Markets Inc. and Goldman, Sachs & Co. are also joint book-running managers on this transaction.

Underwriter	Number of Shares
J.P. Morgan Securities LLC	8,470,000
Citigroup Global Markets Inc.	5,390,000
Goldman, Sachs & Co.	5,390,000
Credit Suisse Securities (USA) LLC	3,850,000
Deutsche Bank Securities Inc.	3,850,000
Morgan Stanley & Co. LLC	3,850,000
Wells Fargo Securities, LLC	3,850,000
HSBC Securities (USA) Inc.	962,500
RBC Capital Markets, LLC	962,500
William Blair & Company, L.L.C.	385,000
Blaylock Robert Van, LLC	385,000
Loop Capital Markets LLC	385,000
Mizuho Securities USA Inc.	385,000
The Williams Capital Group, L.P.	385,000

Total	38,500,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the front cover page of this prospectus. After the initial offering, the representative may vary the public offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 5,775,000 shares of common stock from the selling stockholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

The following table shows the per share and total underwriting discounts that the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Selling Stockholders
	Without Option Exercise	With Full Option Exercise
Per Share	$0.9765	$0.9765
Total	$37,595,250	$43,234,538

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that the total expenses for this offering, not including the underwriting discount, are $800,000, payable by us.

In connection with this offering, we, certain of our executive officers (Messrs. Calhoun, West and Cuminale) and our independent directors (except those independent directors who have not been granted stock options to purchase our common stock prior to the date of this prospectus supplement) and certain holders of our outstanding common stock have agreed, subject to certain exceptions (some of which are described below), not to sell, dispose of or hedge any of our common stock, during the period ending 90 days after the date of this prospectus supplement, except with the prior written consent of J.P. Morgan Securities LLC. Pursuant to this agreement, we may issue shares of common stock for the benefit of our employees, directors and officers upon the exercise of options granted under benefit plans described in this prospectus supplement provided that, during the term of the lock-up. Furthermore, we may issue our common stock in connection with the acquisition of, or joint venture with, another entity so long as the aggregate number of shares issued, considered individually and together with all acquisitions or joint ventures announced during the 90-day restricted period, shall not exceed 10.0% of our common stock issued and outstanding as of the date of such acquisition and/or joint venture agreement. Further, individuals subject to lock-up during the 90-day restricted period will not make any transfer or distribution of shares of our common stock pursuant to gift, will, intestate or trust if any filing pursuant to Section 16 of the Exchange Act shall be required or voluntarily made in connection with such transfer or distribution. However, under the terms of the lock-up agreements, each of our executive officers and independent directors who are subject to lock up will be permitted to enter into Rule 10b5-1 sales plans and have sales effectuated pursuant to those sales plans during the 90-day restricted period.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

Our common stock is listed on the NYSE under the symbol “NLSN.” The underwriters intend to sell shares of our common stock so as to meet the distribution requirements of this listing.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our affiliates.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates. Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co., was the sole lead arranger and is the administrative agent for certain of our term loans. Affiliates of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC are lenders under our term loans. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is an agent, letter of credit issuer and a lender under our 2006 senior secured credit facilities. Deutsche Bank Securities Inc. and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, are also agents under our 2006 senior secured credit facilities. Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (now known as J.P. Morgan Securities LLC) were co-lead arrangers and joint bookrunners under our 2006 senior secured credit facilities. Deutsche Bank AG New York, an affiliate of Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, affiliates of Goldman, Sachs & Co., HSBC Bank USA, National Association, an affiliate of HSBC Securities (USA) Inc., Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities

(USA) LLC and affiliates of Mizuho Securities USA Inc. are also lenders under our 2006 senior secured credit facilities. Affiliates of HSBC Securities (USA) Inc. are agents and lenders under our 2006 senior secured credit facilities. In addition, affiliates of certain of the underwriters have agreed to provide debt financing commitments to us in connection with the pending Arbitron acquisition.

European Economic Area

To relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantors; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-l°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à 1’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monetairé et financier.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust

(where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus have not been registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Company from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Norway

This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997, as amended. This prospectus has not been approved or disapproved by, or registered with, either the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly, be distributed to Norwegian potential investors.

Denmark

This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of the shares of common stock pursuant to this prospectus will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding €2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between €100,000 and €2,500,000, as applicable.

Sweden

Neither this prospectus nor the common stock offered hereunder has been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares of common stock offered hereunder be marketed or offered for sale in Sweden other than in circumstances that are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of this prospectus may not in any way forward this prospectus to the public in Sweden.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Stamp Taxes

Purchasers of the common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and Clifford Chance LLP, Droogbak, Amsterdam. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York and Loyens & Loeff N.V., Amsterdam.

EXPERTS

The consolidated financial statements of Nielsen Holdings N.V. appearing in Nielsen Holdings N.V.’s Annual Report (Form 10-K) for the year ended December 31, 2011 (including schedules appearing therein), and the effectiveness of Nielsen Holdings N.V.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Nielsen Holdings N.V. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus supplement and accompanying prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and information that we file in the future with the SEC will automatically update and supersede, as appropriate, this information. We incorporate by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement from their respective filing dates so long as the registration statement of which this prospectus supplement and accompanying prospectus is a part remains effective:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

Our Current Reports on Form 8-K filed with the SEC on February 6, 2012, March 26, 2012, May 11, 2012, August 1, 2012, October 4, 2012, December 13, 2012, December 18, 2012, January 28, 2013 and February 11, 2013 (two reports); and

•

The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 20, 2011, including any subsequent amendment or any report filed for the purpose of updating such description.

Notwithstanding the foregoing, we are not incorporating by reference information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K (including any Form 8-K itemized above), including the related exhibits, nor in any documents or other information that is deemed to have been “furnished” to and not “filed” with the SEC.

Any statement contained in a document incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. You may request a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost, by writing or calling us at the following address or telephone number:

Nielsen Holdings N.V.

Attn: Chief Legal Officer

770 Broadway

New York, New York 10003

(646) 654-5000

You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus supplement and accompanying prospectus. This prospectus supplement, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, as well as our common stock, we refer you to the registration statement and to its exhibits and schedules.

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at its regional offices. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public at the SEC’s internet site at http://www.sec.gov.

We also make available, free of charge, through the investor relations portion of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A (and any amendments to those forms) as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website address is www.nielsen.com. Please note that our website address is provided in this prospectus supplement as an inactive textual reference only. The information found on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Common Stock

We may offer and sell our common stock from time to time. We will determine when we sell our common stock, which may be sold on a continuous or delayed basis directly, to or through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and we and any agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of our common stock. If any agents, dealers or underwriters are involved in the sale of any of our common stock, the applicable prospectus supplement will set forth any applicable commissions or discounts payable to them. Our net proceeds from the sale of our common stock also will be set forth in the applicable prospectus supplement. We also may provide investors with a free writing prospectus that includes this information. In addition, certain selling stockholders may offer and sell our common stock from time to time, together or separately, in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time that we or any selling common stockholders sell common stock using this prospectus, we or any selling stockholders will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement or free writing prospectus will contain more specific information about the offering and the common stock being offered, including the names of any selling stockholders, if applicable, the prices and our net proceeds from the sales of such common stock. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any applicable prospectus supplement and free writing prospectus, together with any documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “NLSN.”

Investing in our common stock involves risks. You should carefully consider the risk factors referred to on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference in this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 19, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders, if applicable, may, from time to time, offer and/or sell our common stock in one or more offerings or resales. This prospectus provides you with a general description of the common stock that we and/or certain selling stockholders may offer. Each time we sell common stock using this prospectus, we will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. If there is any inconsistency between the information in this prospectus and the information in the prospectus supplement, you should rely on the information in the prospectus supplement.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information that is incorporated or deemed incorporated by reference in this prospectus. See “Incorporation by Reference” before making an investment in our common stock. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The registration statement, including the exhibits and documents incorporated or deemed incorporated by reference in this prospectus can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Neither the delivery of this prospectus or any applicable prospectus supplement nor any sale made using this prospectus or any applicable prospectus supplement implies that there has been no change in our affairs or that the information in this prospectus or in any applicable prospectus supplement is correct as of any date after their respective dates. You should not assume that the information in, or incorporated by reference in, this prospectus or any applicable prospectus supplement or any free writing prospectus prepared by us is accurate as of any date other than the date(s) on the front covers of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to give you different information, and if you are given any information or representation about these matters that is not contained or incorporated by reference in this prospectus or a prospectus supplement, you must not rely on that information. We and any selling stockholders are not making an offer to sell common stock in any jurisdiction where the offer or sale of such common stock is not permitted.

In this prospectus, unless otherwise indicated, “Company,” “Nielsen,” “we,” “our” or “us,” as used herein, refer to Nielsen Holdings N.V., unless otherwise stated or indicated by context.

RISK FACTORS

Investing in our common stock involves risks. Before you make a decision to buy our common stock, in addition to the risks and uncertainties discussed below under “Special Note Regarding Forward-Looking Statements,” you should carefully read and consider the risks and uncertainties and the risk factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference in this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents and reports that we file with the SEC after the date of this prospectus that are incorporated or deemed to be incorporated by reference in this prospectus as well as any risks described in any applicable prospectus supplement or free writing prospectus that we provide you in connection with an offering of our common stock pursuant to this prospectus. Additionally, the risks and uncertainties discussed in this prospectus or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of our common stock could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including any prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus) and any free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus may contain “forward-looking statements” for purposes of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “project” and other words of similar meaning. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control and could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to:

•	the timing and scope of technological advances;

•	consolidation in our customers’ industries that may reduce the aggregate demand for our services;

•	customer procurement strategies that could put additional pricing pressure on us;

•

general economic conditions, including the effects of the current economic environment on advertising spending levels, the costs of, and demand for, consumer packaged goods, media, entertainment and technology products and any interest rate or exchange rate fluctuations;

•	our substantial indebtedness;

•	certain covenants in our debt documents and our ability to comply with such covenants;

•	regulatory review by governmental agencies that oversee information gathering and changes in data protection laws;

•	the ability to maintain the confidentiality of our proprietary information gathering processes and intellectual property;

•	intellectual property infringement claims by third parties;

•	risks to which our international operations are exposed, including local political and economic conditions, the effects of foreign currency fluctuations and the ability to comply with local laws;

•	criticism of our audience measurement services;

•	the ability to attract and retain customers and key personnel;

•	the effect of disruptions to our information processing systems;

•	the effect of disruptions in the mail, telecommunication infrastructure and/or air services;

•	the impact of tax planning initiatives and resolution of audits of prior tax years;

•	future litigation or government investigations;

•	the possibility that the interests of the Sponsors (as defined below) will conflict with ours or yours;

•	the impact of competitive products;

•	the financial statement impact of changes in generally accepted accounting principles; and

•	the ability to successfully integrate our Company in accordance with our strategy and success of our joint ventures.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended

December 31, 2011, which is incorporated by reference in this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents that we have filed or subsequently file with the SEC that are incorporated or deemed to be incorporated by reference in this prospectus as described below under “Incorporation by Reference” and in any prospectus supplement or free writing prospectus that we provide you in connection with an offering of securities pursuant to this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. Please keep this cautionary note in mind as you read this prospectus, the documents incorporated and deemed to be incorporated by reference herein and any prospectus supplement and free writing prospectus that we may provide to you in connection with this offering.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements may not in fact occur or may prove to be materially different from the expectations expressed or implied by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

NIELSEN HOLDINGS N.V.

We are a global information and measurement company that provides clients with a comprehensive understanding of consumers and consumer behavior. We deliver critical media and marketing information, analytics and industry expertise about what consumers buy and what consumers watch on a global and local basis (consumer interaction with television, online and mobile). Our information, insights and solutions help our clients maintain and strengthen their market positions and identify opportunities for profitable growth. We have a presence in approximately 100 countries, including many developing and emerging markets, and hold leading market positions in many of our services and geographies.

We were formerly Nielsen Holdings B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkeid), incorporated under the laws of the Netherlands on May 17, 2006. Nielsen Company B.V. and its subsidiaries were purchased on May 24, 2006 by a consortium of private equity firms (AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. and Thomas H. Lee Partners), who we collectively refer to in this prospectus as the “Original Sponsors.” Subsequently, Centerview Capital invested in the Company. Centerview Capital and the Original Sponsors are collectively referred to in this prospectus as the “Sponsors.” Investment funds associated with or designated by the Sponsors own shares of Nielsen Holdings B.V. indirectly through their holdings in Valcon Acquisition Holding (Luxembourg) S.à r.l., a private limited company incorporated under the laws of Luxembourg (“Luxco”). On January 21, 2011, Nielsen Holdings B.V. was converted into a Dutch public company with limited liability (naamloze vennootschap), and our name was changed to Nielsen Holdings N.V. On January 31, 2011, we completed an initial public offering of shares of our common stock. Our common stock is listed on the NYSE under the symbol “NLSN.”

Our registered office is located at Diemerhof 2, 1112 XL Diemen, the Netherlands and it is registered at the Commercial Register for Amsterdam under file number 34248449. The phone number of Nielsen in the Netherlands is +31 20 398 8777. Our headquarters are located in New York, New York, and the phone number is +1 (646) 654-5000. We maintain a website at www.nielsen.com where general information about our business is available. The information contained on, or accessible from, our website is not a part of this prospectus.

USE OF PROCEEDS

In the case of a sale of common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of common stock by any selling stockholders, we will not receive any of the proceeds from such sale.

DESCRIPTION OF CAPITAL STOCK

Unless stated otherwise, the following is a description of the material terms of our articles of association and board regulations. We refer to our ordinary shares as common stock and our cumulative preferred shares as cumulative preferred stock and together as the “shares,” unless otherwise stated or indicated by context.

Share Capital

Authorized Share Capital

Our articles of association authorize three classes of shares in our capital stock consisting of our common stock and two separate series of cumulative preferred stock. Our authorized share capital is as follows:

Series	Nominal value per share	Number of shares authorized
Common stock	€0.07	1,185,800,000
Cumulative preferred stock, Series PA	€0.07	57,100,000
Cumulative preferred stock, Series PB	€0.07	57,100,000

Our cumulative preferred stock can be issued in any number of series as determined by our board pursuant to the irrevocable delegation of the board as being the body that has the exclusive power to issue shares for a period of five years as resolved by the general meeting of Shareholders on May 24, 2011, each one of which constitutes a separate class.

All of our authorized shares, when issued and outstanding, are existing under Dutch law.

Issued Share Capital

As of March 1, 2012, we had 360,498,025 shares of common stock issued and outstanding and 459,754 shares of common stock issued but held in treasury by the Company or its subsidiaries. All of our issued shares of common stock are fully paid up. Each share confers the right to cast one vote, except for shares which are legally or economically through depositary receipts held by the Company or a subsidiary, or which are pledged to the Company or a subsidiary or for which we or our subsidiary has a right of usufruct.

No shares of cumulative preferred stock have been issued as of the date of this prospectus.

Issue of Shares

Our board of directors has the exclusive power to resolve to issue shares within the scope of the authorized share capital and to determine the price and further terms and conditions of such share issue, if and in so far as the board of directors has been designated by the general meeting of stockholders as the exclusive authorized corporate body for this purpose. A designation as referred to above is only valid for a specific period of no more than five years and may from time to time be extended with a period of no more than five years. Our board of directors was designated for a period of five years expiring May 24, 2016 as being irrevocably and exclusively competent to issue shares and grant rights to subscribe for shares in the amount of our authorized share capital. This delegation will be included with the agenda for each annual general meeting for at least so long as we remain controlled by the Sponsors.

Pre-emptive Rights

Under our articles of association, existing holders of our shares of common stock have pre-emptive rights in respect of future issuances of shares of common stock in proportion to the number of shares of common stock held by them, unless limited or excluded as described below. Holders of the cumulative preferred shares do not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares of common stock issued for non-cash consideration or with respect to shares of common stock issued to our employees or to employees of one of our group companies or shares issued pursuant to the exercise of share options or similar rights to subscribe for shares which were previously granted. Under our articles of association, our board of directors has the irrevocable power to limit or exclude any pre-emptive rights to which stockholders may be entitled, provided that it has been authorized by the general meeting of stockholders to do so. The authority of the board of directors to limit or exclude pre-emptive rights can only be exercised if at that time the authority of the board to issue shares is in full force and effect as described above. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the board of directors to limit or exclude pre-emptive rights in force, the stockholders are able to limit or exclude such pre-emptive rights at a general meeting of stockholders.

As a matter of Dutch law, resolutions of the general meeting of stockholders (i) to limit or exclude pre-emptive rights or (ii) to designate the board of directors as the corporate body that has authority to limit or exclude pre-emptive rights, require an ordinary majority of those present or validly represented at the relevant meeting except that at least a two-thirds majority of the votes cast in an meeting of stockholders is required if less than 50% of the issued share capital is present or represented at the relevant meeting.

The rules relating to issuances of shares and pre-emptive rights as described above apply equally to the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

As described under “—Issue of Shares” above, the authority to limit or exclude pre-emptive rights in connection with the issuance of shares of common stock or rights to subscribe for shares was irrevocably delegated to the board of directors for a period of five years expiring May 24, 2016, which is expected to be renewed each year at the annual general meeting at least for so long as we remain controlled by the Sponsors.

Form of Shares

Our shares are issued either in bearer form or in registered form at the discretion of the board of directors. Our articles of association provide that share certificates for registered shares are issued upon request and in such denominations as our board of directors may determine. Bearer share certificates are either available in denominations of one share, five shares, ten shares, one hundred shares and denomination of such higher number of shares as the board of directors may determine or in the form of one global certificate, as the board of directors may determine. A register of stockholders with respect to registered shares is maintained by us or by third parties upon our instruction.

Repurchase by the Company of its Shares

As a matter of Dutch law, a public company with limited liability (naamloze vennootschap) may acquire its own shares, subject to certain provisions of Dutch law and the articles of association, if (A) the acquisition is made for no consideration or (B)(i) the company’s stockholders’ equity less the payment required to make the acquisition does not fall below the sum of paid and called up part of its capital and any reserves required to be maintained by Dutch law or the articles of association and (ii) in the case of listed companies, after the acquisition of shares, the company and its subsidiaries would not hold, or hold as pledgees, shares having an aggregate par value that exceeds 50% of the company’s issued share capital. We may only acquire our own shares if the general meeting of stockholders so resolves or resolves to grant the board of directors the authority to effect such acquisition, which authority can be delegated to the board of directors for a maximum period of 18 months. Our stockholders authorized the board of directors until November 24, 2012 to acquire our own shares up to the maximum number allowed under Dutch law. Such authorization will be renewed for 18 months at each annual general meeting at least so long as we remain controlled by the Sponsors.

If we repurchase any of our shares, no votes may be cast at a general meeting of stockholders on the treasury shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary hold a right of usufruct or a right of pledge.

As of March 1, 2012, we owned 459,754 shares of our common stock.

Capital Reduction

Subject to Dutch law and our articles of association, our stockholders may resolve to reduce the outstanding share capital at a general meeting of stockholders by cancelling shares or by reducing the nominal value of the shares. In either case, this reduction would be subject to applicable statutory provisions. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a meeting of stockholders if at least half the issued capital is represented at the meeting or at least a two-thirds majority of the votes cast in a meeting of stockholders, if less than 50% of the issued share capital is present or represented. A resolution that would result in the reduction of capital requires prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose shares are subject by the reduction. A resolution to reduce capital requires notice to the creditors of the company who have the right to object to the reduction in capital under specified circumstances.

Dividends and Other Distributions

We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain future earnings, if any, for use in the operation and expansion of our business and in the repayment of our debt. However, in 2010, we declared a special dividend of approximately €6 million ($7 million) in the aggregate, or €0.02 per share, to our then existing stockholders, a portion of which is in the form of a non-cash settlement of loans that we have previously extended to Luxco, and the remainder of which utilizes existing cash from operations.

Our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Profits will be available to be distributed as dividends only if and to the extent our board of directors decides not to allocate profits to our reserves. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the general meeting of stockholders. Distributions may not be made if the distribution would reduce stockholders’ equity below the sum of the paid-up and called up capital and any reserves required by Dutch law or our articles of association.

Out of profits, dividends must first be paid on outstanding cumulative preferred stock in a sum equal to a percentage per annum (compounding annually at such rate) of the amount paid upon such shares.

The dividends payable on the cumulative preferred stock, Series PA, will be based on a percentage of the amount paid-up on those shares, which percentage per annum will be equal to the average of the EURIBOR interest charged for cash loans with a term of 12 months as set by the European Central Bank during the financial year for which this distribution is made, increased by a maximum margin of five hundred (500) basis points to be fixed upon the issuance of such shares by the board of directors. The maximum margin may vary for each individual series of cumulative preferred stock, Series PA.

The dividends payable on the cumulative preferred stock, Series PB, will be at a fixed rate with a minimum of 4% per annum increased by a maximum margin of up to 500 basis points to be fixed upon the issuance of such shares by our board of directors.

Our Series PA and Series PB cumulative preferred stock will rank pari passu with regard to the aforementioned dividends.

If and to the extent that profits are not sufficient to pay such dividends on our issued cumulative preferred stock in full, the shortfall may be paid out of the reserves (the “distributable reserves”), with the exception of any reserves that were formed as share premium reserves upon the issuance of such shares of cumulative preferred stock. If profits and the distributable reserves, in the aggregate, are insufficient to make the required distributions on the cumulative preferred stock, no distributions may be made to the holders of our cumulative preferred stock or the common stock until all such unpaid distributions have been made to the holders of our cumulative preferred stock.

The profits remaining after payment of any dividends on cumulative preferred stock will be kept in reserve or distributed as determined by the board of directors. Insofar as the profits have not been distributed or allocated to reserves as specified above, they are at the free disposal of the general meeting of stockholders provided that no further dividends will be distributed on the cumulative preferred stock.

The general meeting of stockholders may resolve, on the proposal of the board of directors, to distribute dividends or reserves, wholly or partially, in the form of our shares of common stock.

The board may resolve on the distribution of an interim dividend provided the amount of such interim distribution does not exceed an amount equal to the amount of equity exceeding the issued share capital plus the mandatory reserves.

Distributions, as described above, will be payable 30 days from the date of declaration.

Distributions that have not been collected within five years after they have become due and payable will revert to the company.

Corporate Governance

The Dutch Corporate Governance Code

We are subject to the Dutch corporate governance code, which is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether or not they comply with the various rules of the Dutch corporate governance code that are addressed to the board of directors and, if they do not apply those provisions, to give the reasons therefor. The code contains principles and best practice provisions for the board of directors (executives and non-executives), stockholders and general meeting of stockholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We intend to make efforts to comply with the Dutch corporate governance code, but inasmuch as we have our stock listed on the NYSE, we intend to comply with the rules and regulations of the SEC and the NYSE, which may conflict with the Dutch corporate governance code.

The Dutch corporate governance code provides that if the general meeting of stockholders explicitly approves a company’s corporate governance structure and policy and endorses the explanation for any deviation from the principles and best practice provisions, such company will be deemed to have complied with the Dutch corporate governance code.

The following discussion summarizes the differences between our corporate governance structure and the principles and best practice provisions of the Dutch corporate governance code:

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Best practice provision III.8.4 of the code states that the majority of the members of the board shall be independent. With respect to our board of directors, three non-executive directors are independent. It is our view that given the nature of our business and the practice in our industry and considering our stockholder structure, it is justified that only three non-executive directors are independent. In addition, we use the definition of “independent director” under the NYSE listing rules rather than the definition under the Dutch corporate governance code.

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Pursuant to best practice provision IV.1.1, a general meeting of stockholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association provide that the general meeting of stockholders may at all times overrule a binding nomination by a resolution adopted by at least two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Dutch corporate governance code, we hold the view that these provisions enhance the continuity of our management and policies.

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Best practice provision II.2.4 of the Dutch Corporate Governance Code provides that option grants to executive directors shall not be exercised in the first three years after the date of grant. David Calhoun is the only executive director on the Nielsen board of directors. Options have been granted to Mr. Calhoun on three separate occasions, in 2006, 2010 and 2011. The options granted in 2006 vest 5% on the option grant date and 19% on each of the five anniversaries of December 31, 2006 and in certain cases only upon the achievement of certain performance targets. The grant in 2010 vests annually in three equal installments beginning December 31, 2010. The grant in 2011 vests annually in four equal installments beginning May 11, 2012. These vesting schedules are not in accordance with the best practice provisions of the Dutch Corporate Governance Code. However, it has been determined by the compensation committee that such grants align Mr. Calhoun’s interests with that of the Company’s stockholders and reflect a vesting schedule that is appropriate for Mr. Calhoun’s position in light of the competitive market for his services.

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Best practice provision II.2.8 of the Dutch Corporate Governance Code provides that remuneration for an executive director in the event of his dismissal may not exceed one year’s salary. If the maximum of one year’s salary would be manifestly unreasonable for an executive board member who is dismissed during his first term of office, such board member shall be eligible for severance pay not exceeding twice the annual salary. As described under “Executive Compensation—Potential Payments upon Termination or Change in Control” in our proxy statement filed with the SEC on May 28, 2011, Mr. Calhoun’s severance pay exceeds those prescribed by the Dutch Corporate Governance Code. The Compensation Committee has determined that, notwithstanding the best practice provisions of the Dutch Corporate Governance Code, Mr. Calhoun’s severance is appropriate in light of his position with the Company and the competitive market for his services.

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Best practice provisions III.7.1 and III.7.2 of the Dutch Corporate Governance provide that non-executive board members may not be granted any shares and/or rights to shares by way of remuneration and that any shares held by a non-executive board member in the Company must be long-term investments. Certain of our directors have received annual grants of stock options consistent with best practices in the United States that we believe better align the interests of our directors with that of our stockholders.

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Best practice provision II.1.8 of the Dutch Corporate Governance Code provides that an executive director may not be a member of the supervisory board (or similar non-executive position) of more than two listed companies in addition to being an executive director of the company for which he serves as an executive director. Our corporate governance guidelines allow our executive director to serve on additional boards as a non-executive member where appropriate under the circumstances and where approved in advance by our nomination and corporate governance committee. Currently, Mr. Calhoun, our only executive director, is a board member of three other listed companies.

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Best practice provisions III.5.6 and III.5.11 of the Dutch Corporate Governance Code provide that neither the audit committee nor the compensation committee may be chaired by the chairman of our board of directors or by a former executive director of the Company. There is no prohibition in our corporate governance guidelines or other governing documents that would prevent the chairman of our board of directors from also serving as the chairman of one of these committees if the board of directors deemed it appropriate under the circumstances. As of the date of this prospectus, however, we were in compliance with these best practice provisions of the Dutch Code.

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Best practice provisions III.3.5 and III.3.6 of the Dutch Corporate Governance Code provide that directors should be appointed for no more than three four-year terms and that the board of directors shall draw up a retirement schedule in order to avoid, as far as possible, a situation in which many non- executive directors retire at the same time. We do not believe in term limits for directors because they would deprive our board of directors of the service of directors who have developed, through valuable experience over time, an increasing insight into the Company and its operations. Consistent with the standards of corporate governance in the United States, directors are instead appointed to one-year terms, without limit to the number of terms a director may serve.

General Meeting of Stockholders: Procedures, Admission and Voting Rights

General meetings of our stockholders are held in the Netherlands. A general meeting of our stockholders shall be held once a year within the periods required under Dutch law and the NYSE listing rules to convene a general meeting of stockholders. Extraordinary general meetings of stockholders may be held as frequently as they are called by the board of directors, or whenever one or more stockholders collectively representing at least ten percent of our issued capital so request the board of directors in writing and submit the necessary court petition. Public notice of a general meeting of stockholders or an extraordinary meeting of stockholders must be given by the board of directors in accordance with Dutch law and the regulations of NYSE, where our common stock is officially listed, and the rules and regulations of the SEC.

Shareholders who alone or jointly represent not less than 1% of our issued capital, or whose shares represent a value of at least €50 million, may make a request to our board in writing to place a matter on the agenda for a general meeting of shareholders, provided that such request is accompanied by reasons and provided further that we receive such reasoned request or proposal for a resolution to be taken, at least 60 days prior to the date of such general meeting of shareholders. The board may decide not to place any such proposal on the agenda of a general meeting of shareholders if the request by the relevant shareholders is, in the given circumstances, unacceptable pursuant to the standards of reasonableness and fairness (which may include circumstances where the board, acting reasonably, is of the opinion that putting such item on the agenda would be detrimental to a vital interest of the Company).

All stockholders are entitled to attend the general meetings of stockholders, to address the general meeting of stockholders and to vote, either in person or by appointing a proxy to act for them. The same applies to every pledge and usufructuary who holds voting rights on our shares. Our board of directors may determine that, in order to exercise the right to attend the general meetings of stockholders, to address the general meeting of stockholders and/or to vote at the general meetings of stockholders, stockholders must notify the Company in writing through the Company’s transfer agent of their intention to do so, no later than on the day and at the place mentioned in the notice convening the meeting.

Our board may determine that stockholders may attend and address the general meeting, participate in the deliberations and exercise voting rights electronically, and the board may set reasonable conditions for the use of such electronic means of communication.

Each share of common stock confers the right to cast one vote at the general meeting of stockholders. Blank votes and invalid votes shall be regarded as not having been cast. Resolutions proposed to the general meeting of stockholders by the board of directors are adopted by a simple majority of votes cast, unless another majority of votes or quorum is required by virtue of Dutch law or our articles of association.

Meetings of holders of shares of a particular class or classes are held as frequently and whenever such meeting is required by virtue of any statutory regulation or any regulation in our articles of association. Such meeting may be convened by the board of directors.

Stockholder Suits

Generally, only a company can bring a civil action against a third party against whom such company alleges wrongdoing, including the directors and officers of such company. A stockholder will have an individual right of action against such a third party only if the tortious act also constitutes a tortious act directly against such stockholder. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. The Dutch Enterprise Chamber may declare the settlement agreement binding upon all the injured parties with an opt-out choice for individual injured parties which can be exercised, within a period of no less than three months as set by the Dutch Enterprise Chamber.

Stockholder Vote on Certain Major Transactions

Under Dutch law, the approval of our general meeting of stockholders by ordinary majority of those present or validly represented is required for any significant change in the identity or nature of our company or business, including in the case of (i) a transfer of all or substantially all of our business to a third party, (ii) the entry into or termination by us or one of our subsidiaries of a significant long-term cooperation with another entity, or (iii) the acquisition or divestment by us or one of our subsidiaries of a participating interest in the capital of a company having a value of at least one-third of the amount of our assets, as stated in our consolidated balance sheet in our latest adopted annual accounts.

Amendment of the Articles of Association

The articles of association may only be amended by our stockholders at the general meeting of stockholders at the proposal of the board of directors. A proposal to amend the articles of association whereby any change would be made in the rights of the holders of shares of a specific class in their capacity as such requires the prior approval of the meeting of holders of the shares of that specific class.

Dissolution, Merger/Demerger

The Company may be dissolved only by the stockholders at a general meeting of stockholders, upon the proposal of the board of directors.

The liquidation of the Company may be carried out by the board of directors, if and to the extent the stockholders have not appointed one or more liquidators at the general meeting of stockholders. The remuneration of the liquidators, if any, will be determined by the general meeting of stockholders.

Under Dutch law, a resolution to merge or demerge must be adopted in the same manner as a resolution to amend the articles of association. The general meeting of stockholders may upon the proposal of the board of directors resolve to merge or demerge by a simple majority of votes cast. If less than half of the issued share capital is present or represented at the general meeting of stockholders, a two-thirds majority vote is required.

Squeeze-out

In accordance with Dutch law, a stockholder who (together with members of its group, as such term is defined under Dutch law) for its own account holds at least 95% of a company’s issued capital may institute proceedings against the company’s other stockholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber and are instituted by means of a writ of summons served upon the minority stockholders in accordance with the provisions of the Dutch Civil Code. The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority stockholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Dutch Enterprise Chamber on the value of the shares. Once the order to transfer has become final, the acquiror must give written notice of the price, and the date on which and the place where the price is payable to the minority stockholders whose addresses are known to it. Unless all addresses are known to the acquiror, it will also publish the same in a Dutch daily newspaper with nationwide distribution in the Netherlands.

Dutch Financial Reporting Supervision Act and Dutch Market Abuse Regulation

Pursuant to the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, the “FRSA”), the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) supervises the application of financial reporting standards by companies whose statutory seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange. Under the FRSA, the AFM has an independent right to: (i) request an explanation from listed companies to which the FRSA applies regarding their application of financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt that their financial reporting meets the applicable standards; and (ii) recommend to such companies the publication of further explanations. If a listed company to which the FRSA applies does not comply with such a request or recommendation, the AFM may request that the Dutch Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) order the company to: (i) prepare its financial reports in accordance with the enterprise chamber’s instructions; and (ii) provide an explanation of the way it has applied financial reporting standards to its financial reports.

The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, the “FMSA”) also provides for specific rules intended to prevent market abuse, such as insider trading, tipping and market manipulation. The Company is subject to the Dutch insider trading prohibition (in particular, if it trades in its own shares or in financial instruments the value of which is (co)determined by the value of the shares), the Dutch tipping prohibition and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to the ability of the Company to buy-back its shares. In certain circumstances, the Company’s investors can also be subject to the Dutch market abuse rules.

Pursuant to the FMSA rules on market abuse, members of the board of directors (including non-executive or supervisory directors) and any other person who have (co)managerial responsibilities in respect of the Company or who have the authority to make decisions affecting the Company’s future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to the Company, must notify the AFM of all transactions with respect to the shares or in financial instruments the value of which is (co)determined by the value of the shares, conducted for their own account.

In addition, certain persons closely associated with members of the board of directors or any of the other persons as described above and designated by the FMSA Decree on Market Abuse (Besluit Marktmisbruik Wft) must also notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is (co)determined by the value of the shares. The FMSA Decree on Market Abuse covers the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant member of the board of directors or other person with any authority in respect of the Company as described above.

These notifications must be made by means of a standard form and by no later than the fifth business day following the transaction date. The notification may be postponed until the moment that the value of the transactions performed for that person’s own account, together with the transactions carried out by the persons closely associated with that person, reach or exceed an amount of €5,000 in the calendar year in question.

The AFM keeps a public register of all notification under the FMSA on its website (www.afm.nl). The information contained on, or accessible from, this website is not a part of this prospectus. Third parties can request to be notified automatically by e-mail of changes to this public register kept by the AFM.

Pursuant to the rules on market abuse, we have adopted an internal insider trading regulation policy. This policy provides for, among other things, rules on the possession of and transactions by members of the board of directors and employees in the shares or in financial instruments the value of which is (co)determined by the value of the shares.

Limitation on Directors’ Liability and Indemnification

Unless prohibited by law in a particular circumstance, our articles of association require us to reimburse the officers and members of the board of directors and the former officers and members of the board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, we are not obligated to provide indemnification (i) if a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, (ii) for any action initiated by the indemnitee, other than actions brought to establish a right to indemnification or the advancement of expenses or actions authorized by the board of directors or (iii) for any expenses incurred by an indemnitee with respect to any action instituted by the indemnitee to interpret the indemnification provisions, unless the indemnitee is successful or the court finds that indemnitee is entitled to indemnification. We have entered into indemnification agreements with the members of the board of directors and our officers to provide for further details on these matters. We have purchased directors’ and officers’ liability insurance for the members of the board of directors and certain other officers.

At present, there is no pending litigation or proceeding involving any member of the board of directors, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of the board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NYSE under the symbol “NLSN.”

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings with make with the SEC which are incorporated into this prospectus by reference.

PLAN OF DISTRIBUTION

We and/or the selling stockholders, if applicable, may sell the common stock covered by this prospectus in any of the following ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each time that we sell common stock covered by this prospectus, we will provide a prospectus supplement or supplements that will describe the method of distribution and set forth the terms and conditions of the offering of such common stock, including:

•	the name or names of any underwriters, dealers or agents and the amounts of common stock underwritten or purchased by each of them;

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the offering price of the common stock and the proceeds to us and/or the selling stockholders, if applicable, and any underwriting discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers; and

•	any options under which underwriters may purchase additional common stock from us and/or any selling stockholder.

Any offering price and any discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

We and/or the selling stockholders, if applicable, may distribute the common stock from time to time in one or more transactions:

•	at a fixed price or at prices that may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Underwriters, dealers or any other third parties described above may offer and sell the offered common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any common stock, the common stock will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the common stock if they purchase any of the common stock (other than any common stock purchased upon exercise of any over-allotment option), unless otherwise specified in the prospectus supplement. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter.

We and/or the selling stockholders, if applicable, may sell the common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions to be paid for solicitation of these contracts. Any underwriters, broker-dealers and agents that participate in the distribution of the common stock may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Each underwriter, dealer and agent participating in the distribution of any offered common stock that are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, offered common stock in bearer form in the United States or to United States persons except as otherwise permitted by Treasury Regulations Section 1.163-5(c)(2)(i)(D).

Offered common stock may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids.

Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the common stock in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the common stock are traded, in the over-the-counter market or otherwise.

In compliance with the guidelines of the Financial Industry Regulatory Authority, which we refer to as FINRA, the aggregate maximum discount, commission, agency fees, or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement; however, we anticipate that the maximum commission or discount to be received in any particular offering of common stock will be significantly less than this amount.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

There can be no assurance that we will sell all or any of the common stock offered by this prospectus.

Agents, dealers and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the validity of any common stock that may be offered by this prospectus will be passed upon for us by Clifford Chance LLP, Droogbak, Amsterdam.

EXPERTS

The consolidated financial statements of Nielsen Holdings N.V. appearing in Nielsen Holdings N.V.’s Annual Report (Form 10-K) for the year ended December 31, 2011 (including schedules appearing therein), and the effectiveness of Nielsen Holdings N.V.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Nielsen Holdings N.V. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and information that we file in the future with the SEC will automatically update and supersede, as appropriate, this information. We incorporate by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus from their respective filing dates so long as the registration statement of which this prospectus is a part remains effective:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	Our Current Report on Form 8-K filed with the SEC on February 6, 2012; and

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The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 20, 2011, including any subsequent amendment or any report filed for the purpose of updating such description.

Notwithstanding the foregoing, we are not incorporating by reference information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K (including any Form 8-K itemized above), including the related exhibits, nor in any documents or other information that is deemed to have been “furnished” to and not “filed” with the SEC.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may request a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost, by writing or calling us at the following address or telephone number:

Nielsen Holdings N.V.

Attn: Chief Legal Officer

770 Broadway

New York, New York 10003

(646) 654-4602

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, as well as our common stock, we refer you to the registration statement and to its exhibits and schedules.

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at its regional offices. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public at the SEC’s internet site at http://www.sec.gov.

We also make available, free of charge, through the investor relations portion of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A (and any amendments to those forms) as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website address is www.nielsen.com. Please note that our website address is provided in this prospectus as an inactive textual reference only. The information found on or accessible through our website is not part of this prospectus or any prospectus supplement, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus or the prospectus supplement.

38,500,000 Shares

Nielsen Holdings N.V.

Common Stock

PROSPECTUS SUPPLEMENT

J.P. Morgan	Citigroup	Goldman, Sachs & Co.

Credit Suisse	Deutsche Bank Securities

Morgan Stanley	Wells Fargo Securities

HSBC	RBC Capital Markets

William Blair	Blaylock Robert Van, LLC	Loop Capital Markets

Mizuho Securities	The Williams Capital Group, L.P.